FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 18, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GPA

feeding dreams and lives


Pão de Açúcar
minuto
Pão de Açúcar
Pão de Açúcar
fresh
extra
MERCADO
mini
extra

Individual and Consolidated Financial Statement for the Year Ended December 31, 2024

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

(Free Translation into English from the Original Previously Issued in Portuguese.)

Consolidated Financial Statements
Year ended December 31, 2024

Index

Financial statements

Deloitte.

Deloitte Touche Tohmatsu
Av. Dr. Chucri Zaidan, 1.240 -
4º ao 12º andares - Golden Tower
04711-130 - São Paulo - SP
Brazil

Tel.: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR'S REPORT ON THE
INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Companhia Brasileira de Distribuição

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição ("Company"), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated balance sheet as at December 31, 2024, and the related individual and consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Brasileira de Distribuição as at December 31, 2024, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit subjects

Main audit matters are those that, in our professional judgment, were the most significant in our audit of the current year. These matters have been dealt with in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion on these individual and consolidated financial statements and, therefore, we do not express a separate opinion on these matters.

Deloitte.

Discontinued Operations - Gas Station Operations

Why it is a KAM

As disclosed in notes 1.6, 32 and 33 to the individual and consolidated financial statements, on February 23, 2024, the discontinuation of the operation of the Company's gas stations ("Gas Stations") was approved, which, at that time, were composed of 71 units in various regions of Brazil. On December 31, 2024, the Company had already negotiated 5 units, generating a net gain of R$9 million, recorded in the 2024 fiscal year in "discontinued operations". The sale of all the Gas Stations will have a total value of approximately R$200 million. On December 31, 2024, the Company presented the transactions of the Gas Stations as a discontinued operation, which resulted in a profit of R$22 million, as per international standard IFRS 5/technical pronouncement CPC 31, as well as presented the assets and liabilities corresponding to the Gas Stations, in the amount of R$122 million in current assets and R$117 million in current liabilities. Due to the characteristics of this transaction, Management applied significant judgment in determining whether this transaction could be classified as a discontinued transaction under international standard IFRS 5/technical pronouncement CPC 31 and whether the stage of the transaction allowed the classification of the corresponding assets and liabilities as held for sale.

The accounting of this transaction was considered a key audit matter due to: (i) the significance of the amounts involved; (ii) the significant judgments made by Management in determining the accounting treatment and the timing of accounting for the effects of results at the conclusion of the transaction; (iii) the classification in the balance sheet and income statement and respective disclosures in explanatory notes; and (iv) the non-routine process and judgments used by Management to compile historical financial data for the presentation of discontinued operations. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of Management's accounting conclusions, and the related presentation and disclosure in the individual and consolidated financial statements.

How the matter was addressed in our audit

Our audit procedures included, among others:

- We obtained an understanding of the relevant internal controls related to the identification and treatment of significant unusual transactions, including those specifically related to discontinued operations.
- We evaluated the accounting treatment, including Management's judgments related to the reclassification to assets and liabilities held for sale, through: (i) inspection and discussion of the supporting documentation prepared by Management, including the technical accounting memorandum; (ii) reading of the minutes of Board of Directors' meeting; and (iii) reading and evaluating the underlying contracts and other information.
- We tested the completeness and accuracy of the assets and liabilities identified as part of these transactions, as well as the information that supports the measurement of these assets and liabilities at their realizable values, prior to classification as available for sale.
- We tested the accounting effects resulting from the transaction, including:
  - Inspection of contracts to gain an understanding of the assets and liabilities included in the scope of the sale transaction, by comparing the amounts with the accounting records and the respective movements in equity and income.
- We evaluated presentations and disclosures, including statements of operations and explanatory notes, to the individual and consolidated financial statements.

Deloitte.

Based on the evidence obtained through our audit procedures described above, we consider that Management's accounting treatment adopted in the transactions described above and the respective disclosures in explanatory notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Recoverability of ICMS and PIS/COFINS tax credits

Why it is a KAM

As described in note 11 to the individual and consolidated financial statements, at December 31, 2024, the Company had recoverable ICMS tax credits amounting to R$289 million (individual and consolidated) and PIS/COFINS tax credits amounting to R$1,976 million (individual) and 2,019 million (consolidated), whose recoverability depends on the generation of sufficient amounts of suitable taxes payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information used in estimating the timing and nature of the future amounts of taxes payable, which are based on estimates and assumptions as to future business performance and market conditions, as well as expectations as to applicable tax regulations.

Auditing the recoverability of these tax credits was considered especially challenging due to: (i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian indirect tax legislation (both State and Federal) and in Management's assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future taxes payable that could be affected by future market or economic conditions and events.

How the matter was addressed in our audit

Our audit procedures included, among others:

- We obtained an understanding of relevant internal controls over Management's assessment of the recoverability of these tax credits, including relevant internal controls over projections prepared by Management and approved by those charged with governance, used in the recoverability assessment.
- We evaluated the significant assumptions used by Management in its recoverability assessment and tested the completeness and accuracy of the underlying data supporting the significant assumptions.
- With the assistance of our tax specialists, we evaluated the application of tax laws and special tax regimes used in the recoverability assessment.
- We tested the data used by Management in determining the recorded amounts for recoverable tax credits, comparing inputs to internal data and testing the accuracy and completeness of calculations.
- We evaluated the related disclosures in the financial statements.

Based on the evidence obtained through our audit procedures described above, we consider that the recoverability of these tax credits and related disclosures in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Deloitte.

Impairment test of tangible and intangible assets

Why it is a KAM

As disclosed in notes 14 and 15 to the individual and consolidated financial statements, annually, the Company and its subsidiaries perform the recovery test of their tangible and intangible assets or whenever there is any internal or external evidence that the asset may present a loss of recoverable amount.

For purposes of the annual impairment test, the Management determined the smallest group of operating and intangible assets, such as goodwill (or cash-generating units - CGU) directly attributable to the stores, calculated based on the value in use, considering discounted cash flows. As a result of the annual test carried out in 2024, the Company recognized a impairment loss amounting R$137 million. The cash flow projections prepared by the Company to determine the recoverable amount of the CGU group include data and assumptions that involve significant judgments by Management, such as: revenue growth rates, discount rate and operation margin.

The audit of the impairment test of tangible and intangible assets, prepared by Management, was considered a key audit matter, considering the relevance of the balance of these assets, as well as the application of relevant assumptions and judgments that impact the estimates of projected cash flows and the measurement of the recoverable amount of CGUs and, consequently, the financial statements.

How the matter was addressed in our audit

Our audit procedures included, among others:

- We obtained an understanding of the relevant internal controls on the preparation, review and approval of the income projections used in the valuation of the recoverable amount of the cash-generating units - CGU.
- We read the memorandum prepared by Management with the details of the assumptions of calculations and conclusions about the impairment assessment.
- We evaluated the impairment calculation prepared by Management, including the relevant assumptions (such as the discount rate and the long-term growth rate), calculation methodologies, determination of assets and CGU, and judgments used by Management.
- We evaluated the mathematical accuracy and consistency of the models prepared by Management, as well as compared them with the projections approved by the Company's Board of Directors.
- We involved our experts in economic and financial evaluation to recalculate the discount rate (WACC) and growth rate.
- We evaluated the disclosures made in the notes to the individual and consolidated financial statements.

Based on the evidence obtained through our procedures described above, we consider that Management's assessment of the measurement of the recoverable amount of assets and the related disclosures in explanatory notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Deloitte.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2024, prepared under the responsibility of the Company's Management and presented as supplemental information for purposes of the IFRS Accounting Standards, were subject to audit procedures performed together with the audit of the Company's individual and consolidated financial statements. In forming our opinion, we assess whether these statements are reconciled with the other financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor's report

Management is responsible for the other information. The other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the IFRS Accounting Standards, as issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Deloitte.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to those charged with governance a statement that we have complied with the relevant ethical requirements, including independence requirements, and communicate all relationships or matters that could considerably affect our independence, including, when applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are, therefore, the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other matter

Convenience translation

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 18, 2025

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
CRC nº 2 SP 011609/O-8

Randal Ribeiro Sylvestre
Engagement Partner
CRC nº 1 SP 265237/O-5

Message from the CEO

We have reached the year that marks the delivery of the 'first triennium' of GPA's turnaround project. We have completed this phase of our recovery process with a sense of duty fulfilled and the surpassing of all our expectations, reaffirming the resilience and potential of our Company and our people. Despite 2024 being marked by a macroeconomic context more challenging than anticipated, we were able to overcome adversity and achieve exceptional results, grounded in our six strategic pillars: Top line, customers, digital, expansion, profitability, and ESG and culture


01
TOP LINE
02
CUSTOMERS
03
DIGITAL
04
EXPANSION
05
PROFITABILITY
06
ESG & CULTURE
GPA
Grupo Pão de Açúcar

There were many milestones and significant advances that place the Company at a new level! To mention a few: we progressed in our multichannel strategy, consolidating the transformation started in 2023, with the migration of 100% of orders to separation and delivery from our distribution centers to our stores. This allowed us to achieve record penetration results and faster delivery times, in line with the expectations and needs of our customers. We continued with our expansion plan, focusing on proximity stores in the State of São Paulo, particularly the Minuto Pão de Açúcar banner, delivering 60 new units in the year.

In this year, we replicated the category management and inventory adjustment work carried out the previous year at Pão de Açúcar for Extra stores, and we began having the right product, at the right store, in the right quantity, reducing losses and ensuring customer satisfaction. Another highlight was our retail media business, with the sale of advertising spaces in our stores and the monetization of our digital assets.

We consolidated the value proposition of our banners with the launch of the "*Você Feliz é Tudo de Pão*" campaign, bringing back the essence of happiness expressed in the DNA of Pão de Açúcar, emphasizing that the banner is always present in the special moments of our customers. At Extra, we launched "*Mais que mais barato*" highlighting characteristics beyond savings, such as shopping experience, quality, variety, and great service, positioning the banner as the best supermarket in the neighborhood.

Our passion for customers, one of the Company's values, has reflected positive results, with the evolution of customer satisfaction, measured by the Net Promoter Score (NPS), which had an incredible improvement, jumping from 72.6 points in January to 80 points in December 2024!

Our initiatives in the environmental, social, and governance pillars continued to improve. In the social area, the GPA Institute stands out, with the expansion of the "*Mãos na Massa*" program, focusing on training and income generation in the food sector. We reached the mark of 49.6% of women in leadership positions, in line with the 50% target by 2025; we signed the "*Raça é Prioridade*" and "*Movimento Transparência 100%*" movements, both carried out by the UN Global Compact for racial equity and corporate governance, respectively. We also renewed our commitment to combating climate change with the goal of reducing greenhouse gas emissions by 70% by 2040.

In the same year, as a reflection of the Company's new moment, we renewed our culture, based on listening and research with our employees, business partners, the market, and society. We maintain the purpose of "Feeding dreams and lives, " focusing on respect for people and food, and anchored in a new mission and values aligned with the essence of the Company.

We invested in our employees through development and training programs – with more than 689 thousand hours of training in the year – and internal opportunities for professional growth. We continued with our affirmative internship

program for Black and Brown individuals, with a record of more than 1,600 applicants, and relaunched our Trainee Program after more than ten years.

This is a moment of celebration for all the advances made in this first triennium and a moment to thank our employees, who believed in our proposals and helped us build a new GPA, our partners and suppliers, who believe that together we can go further, and the Board of Directors for all the guidance and support in our decisions.

We remain optimistic, starting 2025 at a new level for the Company, strengthened by the assertiveness of the strategy adopted, which will continue to be based on our six pillars, and focused on accelerating gains, working every day to deliver the best results for our shareholders and, most importantly, the best shopping experience for our customers.

Marcelo Pimentel
GPA CEO

AUDIT COMMITTEE REPORT – FISCAL YEAR 2024

Initial information

The Audit Committee ("Committee") of the Brazilian Distribution Company ("Company") is a statutory advisory body to the Board of Directors.

The responsibilities and duties of the various governance bodies that interact with the Audit Committee are identified on the Company's Investor Relations portal, accessible at the following website: http://www.gpari.com.br/

Committee Activities in 2024

The Committee met, in 2024, in 09 sessions, 5 of which were ordinary, scheduled according to the official annual calendar, and the remaining extraordinary, having covered the topics within its competence, as planned. In Article 12 of its Internal Regulations, such as:

a) suggesting amendments to this internal Charter, submitting them to the Board of Directors' consideration;

b) giving advice on the hiring and dismissal of independent auditors' services, for which the Committee shall at least: (i) issue its opinion on the hiring of an external auditor to provide any other service to the Company; and (ii) supervise the activities of independent auditors to assess:

(1) their independence;
(2) the quality of services provided; and (3) whether the services provided are adequate or not to the Company's needs.

c) interim reviewing the Company's management report, financial statements, financial statements and quarterly information, making the recommendations it deems necessary to the Board of Directors; accordingly, the Committee will be responsible at least for:

(i) monitoring the quality and integrity of the quarterly financial statements, the mid-period financial statements and the Company's financial statements; and

(ii) monitoring the quality and integrity of information and measurements released based on adjusted accounting data and on non-accounting data that add elements not provided for in the structure of the usual reports of financial statements.

d) monitoring the activities of the Company's internal audit and internal controls area;

e) evaluating and monitoring the Company's risk exposures and may even require detailed information on policies and procedures related to:

(i) management members' compensation;

(ii) the use of Company's assets; and

(iii) expenses incurred on behalf of the Company;

f) the use of Company's assets; and expenses incurred on behalf of the Company; verifying compliance with their recommendations and/or clarifications to their statements;

g) assessing whether the Board of Executive Officers is complying with the recommendations made by the external and internal auditors, as well as reporting to the Board of Directors any possible conflicts between internal auditors, external auditors, and/or the Company's Officers;

h) evaluating, monitoring, and recommending to the Company's Board of Directors the correction or improvement of the Company's internal policies, including the policy for related party transactions, and may meet with the various Committees and the Board of Directors to discuss such policies, as well as the practices and procedures identified within the scope of their corresponding competences;

(i) preparing an annual summary report to be submitted together with the financial statements, which must be kept at the Company's registered office and available to the CVM for a period of 5 (five) years, containing at least the following information:

(i) the meetings held and the key subjects discussed;

(ii) the assessment of the effectiveness of the Company's internal control and risk management systems;

(iii) the description of the recommendations submitted to the Company's management and the evidence of their implementation;

(iv) assessment of the effectiveness of independent and internal audits;

(v) the assessment of the quality of financial reporting, internal controls and risk management for the period; and

(vi) any situations in which there is significant inconsistency between the Company's management, the independent auditors and the Committee regarding the Company's financial statements.

j) possess the means for receiving and processing information about noncompliance with the legal provisions and the Company's regulations, including the standards and internal regulations applicable to the Company and specific procedures for protecting the provider and confidentiality of information;

k) evaluating and monitoring the control and verification mechanisms of compliance with Law No. 12,846 of August 1, 2013 and its regulations by the Company; and

l) issuing its opinion on any other matters that the Board of Directors may submit to it, as well as those that this Committee may deem relevant.

The meetings were attended by members of the Board of Directors, the internal auditor and other managers of the Company. Independent auditors were present at 08 Committee meetings.

Based on the analysis of information provided by the Company's Management and Independent Audit, as well as monitoring the activities of the Risk Management, Internal Audit, Corporate Forensic, Internal Controls, Compliance and Ombudsman Department. The Committee concluded that all relevant topics were made known and are adequately disclosed in the Management Report, in the Financial Statements and respective Explanatory Notes for the year ended December 31, 2024, which were duly audited by the independent auditor Deloitte Touche Tohmatsu (DTT).

Finally, the Committee recommends that the Financial Statements and respective Explanatory Notes for the fiscal year ended December 31, 2024 be forwarded for deliberation by the Company's Board of Directors.

São Paulo, February 18th 2025

Christophe José Hidalgo

Coordenador

Ronaldo Iabrudi dos Santos Pereira

Rachel de Oliveira Maia

Giselia da Silva

Management statement on the financial statements

In accordance with item VI, paragraph 1, article 27 of CVM Resolution No. 80 of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the Company's Financial Statements for fiscal year 2024, authorizing their conclusion on this date.

São Paulo, February 18th, 2025

Directors

Marcelo Pimentel
President

Rafael Russowsky
Vice President of Finance and Investor's relationship Director

Management statement on the independent auditor's report

In accordance with item V, of paragraph 1, of article 27 of CVM Resolution No. 80, of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the opinion expressed in the independent auditors' report on the Company's Financial Statements for fiscal year 2024, issued on this date.

The Executive Board declares that it has reviewed, discussed and agreed with the Company's Financial Statements for fiscal year 2024, authorizing the conclusion on this date.

São Paulo, February 18th, 2025

Directors

Marcelo Pimentel
President

Rafael Russowsky
Vice President of Finance and Investor's relationship Director

Companhia Brasileira de Distribuição

Balance Sheet
December 31, 2024
(In millions of Reais)

	Note	Parent Company		Consolidated	
		12.31.2024	12.31.2023	12.31.2024	12.31.2023
Current assets					
Cash and cash equivalents	6	**2,106**	2,794	**2,631**	2,971
Financial investments	7	**15**	499	**15**	777
Trade receivable, net	8	**368**	420	**408**	458
Other receivable	9	**38**	66	**47**	115
Inventories, net	10	**2,014**	1,951	**2,014**	1,952
Recoverable taxes	11	**598**	1,028	**647**	1,078
Other current assets		**229**	169	**232**	172
		5,368	6,927	**5,994**	7,523
Assets held for sale or distribution	32	**114**	-	**122**	-
Total current assets		**5,482**	6,927	**6,116**	7,523
Noncurrent assets					
Other receivables	9	**841**	810	**841**	810
Recoverable taxes	11	**2,364**	2,534	**2,368**	2,536
Derivative financial instruments	18.1	**23**	1	**23**	1
Deferred income tax and social contribution	20	**1,157**	1,051	**1,184**	1,078
Related parties	12	**13**	241	**5**	52
Restricted deposits for legal proceedings	21.7	**329**	513	**332**	517
Other noncurrent assets		**139**	120	**140**	119
Investments in associates	13	**1,334**	1,276	**804**	864
Property and equipment, net	14	**6,142**	6,562	**6,146**	6,577
Intangible assets, net	15	**1,677**	1,907	**1,744**	1,973
Total noncurrent assets		**14,019**	15,015	**13,587**	14,527
Total assets		**19,501**	21,942	**19,703**	22,050

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Balance Sheet
December 31, 2024
(In millions of Reais)

	Note	Parent Company 12.31.2024	Parent Company 12.31.2023	Consolidated 12.31.2024	Consolidated 12.31.2023
Current liabilities					
Trade payable, net	16	**2,942**	2,677	**2,976**	2,729
Supplier Finance	16	**372**	524	**372**	524
Borrowings and financing	17	**849**	972	**849**	972
Lease liabilities	22	**454**	473	**451**	474
Payroll and related taxes		**419**	368	**437**	381
Taxes, installment and contributions payable	20	**68**	80	**72**	82
Taxes and contributions payable and taxes paid in installments	19	**380**	324	**385**	328
Related parties	12	**52**	206	**6**	85
Financing of property and equipment		**156**	112	**156**	112
Deferred revenue	23	**30**	37	**173**	168
Other current liabilities		**343**	356	**362**	370
		6,065	6,129	**6,239**	6,225
Liabilities on non-current assets for sale or distribution	32	**106**	-	**117**	-
Total current liabilities		**6,171**	6,129	**6,356**	6,225
Noncurrent liabilities					
Borrowings and financing	17	**3,196**	4,302	**3,196**	4,302
Lease liabilities	22	**3,873**	3,822	**3,877**	3,826
Deferred income tax and social contribution	20	**286**	270	**286**	270
Tax payable in installments	19	**625**	69	**625**	69
Provision for contingencies	21	**2,038**	2,148	**2,042**	2,151
Deferred revenue	23	**59**	75	**59**	75
Other noncurrent liabilities		**327**	410	**327**	410
Total noncurrent liabilities		**10,404**	11,096	**10,412**	11,103
Shareholders' equity	24				
Share capital		**2,511**	1,807	**2,511**	1,807
Capital reserves		**(63)**	26	**(63)**	26
Earning reserves		**479**	2,886	**479**	2,886
Other comprehensive income		**(1)**	(2)	**(1)**	(2)
		2,926	4,717	**2,926**	4,717
Non-controlling interest		**-**	-	**9**	5
Total shareholders' equity		**2,926**	4,717	**2,935**	4,722
Total liabilities and shareholders' equity		**19,501**	21,942	**19,703**	22,050

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Operations
Years ended December 31, 2024 and 2023
(In millions of Reais)

	Note	Parent Company		Consolidated	
		12.31.2024	12.31.2023 Restated	12.31.2024	12.31.2023 Restated
Net operating revenue	25	**18,663**	17,701	**18,790**	17,793
Cost of sales	26	**(13,584)**	(13,084)	**(13,618)**	(13,096)
Gross profit		**5,079**	4,617	**5,172**	4,697
Operating expenses, net					
Selling expenses	26	**(3,037)**	(3,021)	**(3,040)**	(3,011)
General and administrative expenses	26	**(591)**	(521)	**(648)**	(574)
Depreciation and amortization		**(1,027)**	(993)	**(1,045)**	(1,007)
Share of profit of associates	13	**101**	732	**64**	768
Other operating expenses, net	27	**(939)**	(211)	**(939)**	(213)
		(5,493)	(4,014)	**(5,608)**	(4,037)
Profit (Loss) from operations		**(414)**	603	**(436)**	660
Financial expenses, net	28	**(1,291)**	(1,066)	**(1,241)**	(1,006)
Loss before income tax and social contribution		**(1,705)**	(463)	**(1,677)**	(346)
Income tax and social contribution	20	**36**	430	**12**	418
Net income (loss) for the year from continued operations		**(1,669)**	(33)	**(1,665)**	72
Net income (loss) for the year from discontinued operations	33	**(738)**	(2,238)	**(738)**	(2,206)
Net income for the year		**(2,407)**	(2,271)	**(2,403)**	(2,134)
Attributed to:					
Controlling shareholders of the company				**(2,407)**	(2,271)
Non-Controlling shareholders				**4**	137
				(2,403)	(2,134)

	Note	12.31.2024	12.31.2023
Net income (loss) attributable to controlling shareholders of shares (Weighted average for the year - R$)	29		
Basic		**(5.39528)**	(8.41175)
Diluted		**(5.39528)**	(8.41690)
Net earnings from continuing operations per share	29		
Basic		**(3.74106)**	0.26299
Diluted		**(3.74106)**	0.25784

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Comprehensive Income
Years ended December 31, 2024 and 2023
(In millions of Reais)

	Parent company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Net income (loss) for the year	**(2,407)**	(2,271)	**(2,403)**	(2,134)
-Items that may be subsequently reclassified to statement of operations:				
Foreign currency translation	**-**	1,772	**-**	2,038
Others	**1**	(22)	**1**	(22)
Comprehensive income for the year	**(2,406)**	(521)	**(2,402)**	(118)
Attributed to:				
Controlling shareholders			**(2,406)**	(521)
Non-controlling shareholders			**4**	403
			(2,402)	(118)

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity
Years ended December 31, 2024 and 2023
(In millions of Reais)

		Capital reserves			Earnings reserves									
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Legal	Business growth reserve	Earnings Retention	Grant reserve	Other reserves	Accumulated profit (loss)	Other comprehensive results	Equity attributed to the controlling shareholders	Participation of non-controlling shareholders	Total
Balance at December 31, 2022	5.861	2	316	(1)	705	2,326	1,681	2,584	(5)	(172)	(1,752)	11,545	2,188	13,733
(Loss)Net income for the year	-	-	-	-	-	-	-	-	-	(2,271)	-	(2,271)	137	(2,134)
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	1,772	1,772	266	2,038
Other comprehensive results	-	-	-	-	-	-	-	-	-	-	(22)	(22)	-	(22)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	(2,271)	1,750	(521)	403	(118)
Transfer between share capital and reserves (note 24)	2,605	(2)	(306)	-	(515)	(1,701)	(81)	-	-	-	-	-	-	-
Stock options granted (note 24)	-	-	16	-	-	-	-	-	-	-	-	16	-	16
Dividends declared to non-controlling shareholders (**)	-	-	-	-	-	-	-	-	-	-	-	-	(106)	(106)
Valuation PUT subsidiary Disco (**)	-	-	-	-	-	-	(54)	-	-	-	-	(54)	52	(2)
Correction for controlled hyperinflation (note 3.5) (**)	-	-	-	-	-	-	385	-	-	-	-	385	17	402
Grupo Éxito deconsolidation	(6,659)	-	-	-	-	-	-	-	5	-	-	(6,654)	(2,549)	(9,203)
Balance at December 31, 2023	1,807	-	26	(1)	190	625	1,931	2,584	-	(2,443)	(2)	4,717	5	4,722

(**) Items related to Éxito's deconsolidated assets and liabilities (See note 1.2).

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity
Years ended December 31, 2024 and 2023
(In millions of Reais)

		Capital reserves			Earnings reserves								
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Legal	Business growth reserve	Earnings Retention	Grant reserve	Accumulated profit (loss)	Other comprehensive results	Equity attributed to the controlling shareholders	Participation of non-controlling shareholders	Total
Balance at December 31, 2023	1,807	-	26	(1)	190	625	1,931	2,584	(2,443)	(2)	4,717	5	4,722
(Loss)Net income for the year	-	-	-	-	-	-	-	-	(2,407)	-	(2,407)	4	(2,403)
Other comprehensive results	-	-	-	-	-	-	-	-	-	1	1	-	1
Comprehensive income for the year	-	-	-	-	-	-	-	-	(2,407)	1	(2,406)	4	(2,402)
increase in capital	704	-	-	-	-	-	-	-	-	-	704	-	704
Stock options granted (note 24)	-	-	14	-	-	-	-	-	-	-	14	-	14
Cost public offering of shares	-	(103)	-	-	-	-	-	-	-	-	(103)	-	(103)
Compensation for losses from previous years	-	-	-	-	-	(512)	(1,931)	-	2,443	-	-	-	-
Compensation for losses from the period	-	-	-	-	-	(113)	-	(2,294)	2,407	-	-	-	-
Balance at December 31, 2024	2,511	(103)	40	(1)	190	-	-	290	-	(1)	2,926	9	2,935

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Cash Flows
Years ended December 31, 2024 and 2023
(In millions of Reais)

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Cash flow provided by operating activities				
(Loss) Net income for the year	**(2,407)**	(2,271)	**(2,403)**	(2,134)
Adjustments to reconcile net income				
Deferred income taxes (note 20.3)	**(106)**	(388)	**(105)**	(282)
(Gain) losses on disposals of property and equipment	**364**	(27)	**362**	(14)
Depreciation and amortization	**1,149**	1,121	**1,167**	1,136
Interest and monetary variations	**1,318**	1,417	**1,334**	1,670
Adjust to present value	**(1)**	-	**(1)**	-
Share of profit of associates (note 13.3)	**(101)**	(732)	**(64)**	(699)
Provision for contingencies	**824**	(78)	**824**	(87)
Share-based payment	**14**	16	**14**	16
Allowance for doubtful accounts (note 8.2 and 9.1)	**2**	4	**2**	20
Allowance for inventory losses and damages (note 10.2)	**(25)**	37	**(25)**	43
Deferred revenue (note 23)	**(21)**	(23)	**(21)**	(77)
Lease liabilities write-off (note 22.2)	**(135)**	(138)	**(135)**	(142)
Other operating expenses/income	**235**	-	**235**	-
Gain/Loss on sale of subsidiary	**-**	1,715	**1**	2,082
	1,110	653	**1,185**	1,532
Changes in operating assets and liabilities				
Trade receivables	**50**	(83)	**48**	(20)
Inventories	**(55)**	57	**(55)**	147
Recoverable taxes	**602**	308	**599**	173
Other assets	**(99)**	150	**(59)**	149
Related parties	**78**	(96)	**39**	(136)
Restricted deposits for legal proceedings	**159**	216	**160**	225
Trade payables	**266**	162	**247**	(2,100)
Supplier Finance	**(151)**	(72)	**(151)**	588
Payroll, related taxes	**51**	85	**55**	93
Taxes and social contributions payable	**(245)**	(70)	**(242)**	265
Payments of income tax and social contributions	**-**	-	**(2)**	(204)
Provision for contingencies	**(531)**	(215)	**(531)**	(222)
Deferred revenue	**86**	11	**105**	14
Other liabilities	**(165)**	100	**(159)**	39
Dividends received	**124**	240	**124**	20
	170	793	**178**	(969)
Net cash provided (used) by the operating activities	**1,280**	1,446	**1,363**	563

Companhia Brasileira de Distribuição

Statement of Cash Flows
Years ended December 31, 2024 and 2023
(In millions of Reais)

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Cash flow from investing activities				
Acquisition of property, plant and equipment (note 14.4)	**(607)**	(717)	**(608)**	(1,014)
Increase in intangible assets (note 15.3)	**(78)**	(119)	**(95)**	(157)
Proceeds from sales of property and equipment	**273**	872	**280**	876
Cash in the deconsolidation of Grupo Éxito	**-**	-	**-**	(1,257)
Acquisition of investment property	**-**	-	**-**	(31)
Financial application	**483**	(17)	**761**	(14)
Net cash generated (used) in investment activities	**71**	19	**338**	(1,597)
Cash flow from financing activities				
Capital increase	**659**	-	**659**	-
Captation (note 17.2)	**1,829**	484	**1,829**	1,718
Payments of borrowings and financing (note 17.2)	**(2,598)**	(1,279)	**(2,598)**	(1,416)
Payments of Interest of borrowings and financing (note 17.2)	**(1,051)**	(605)	**(1,051)**	(729)
Payments of lease liabilities and interest (note 22.2)	**(878)**	(900)	**(880)**	(1,166)
Payments of dividends to the non-controlling party	**-**	-	**-**	(112)
Acquisition of subsidiary	**-**	(3)	**-**	(3)
Transactions with non-controlling interests	**-**	-	**-**	3
Net cash (used) in financing activities	**(2,039)**	(2,303)	**(2,041)**	(1,705)
Gain (loss) cash and cash equivalents net	**(688)**	(838)	**(340)**	(2,739)
Exchange variation on cash and cash equivalents	**-**	-	**-**	89
Cash and cash equivalents at the beginning of the year	**2,794**	3,632	**2,971**	5,621
Cash and cash equivalents at the end of the year	**2,106**	2,794	**2,631**	2,971

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Value Added
Years ended December 31, 2024 and 2023
(In millions of Reais)

	Parent Company		Consolidated	
	12.31.2024	12.31.2023 Restated	12.31.2024	12.31.2023 Restated
Revenues				
Gross sales of goods and service	**19,910**	19,059	**20,048**	19,159
Allowance for doubtful accounts	**(38)**	3	**(38)**	3
Other revenues	**414**	913	**419**	914
	20,286	19,975	**20,429**	20,076
Products acquired from third parties				
Costs of sales	**(13,197)**	(12,849)	**(13,228)**	(12,872)
Materials, energy, outsourced services and other	**(2,993)**	(2,894)	**(3,029)**	(2,915)
	(16,190)	(15,743)	**(16,257)**	(15,787)
Gross value added	**4,096**	4,232	**4,172**	4,289
Retention				
Depreciation and amortization	**(1,143)**	(1,109)	**(1,161)**	(1,122)
Net Value Added Produced	**2,953**	3,123	**3,011**	3,167
Value added received in transfer				
Share of profit of associates	**101**	732	**64**	768
Financial income	**192**	577	**248**	641
Others (net income of discontinued operations)	**(738)**	(2,238)	**(738)**	(2,206)
	(445)	(929)	**(426)**	(797)
Total value added to distribute	**2,508**	2,194	**2,585**	2,370
Personnel	**2,746**	2,536	**2,791**	2,563
Direct compensation	**1,571**	1,467	**1,595**	1,483
Benefits	**340**	334	**343**	336
F.G.T.S.	**148**	135	**150**	136
Others	**687**	600	**703**	608
Taxes, fees and contributions	**676**	257	**700**	265
Federal	**(391)**	(283)	**(363)**	(271)
State	**886**	423	**882**	419
Municipal	**181**	117	**181**	117
Value distributed to providers of capital	**1,493**	1,672	**1,497**	1,676
Interest	**1,488**	1,658	**1,492**	1,661
Rentals	**5**	14	**5**	15
Value distributed to shareholders	**(2,407)**	(2,271)	**(2,403)**	(2,134)
Dividends and interest on own capital	**-**	-		-
Retained earnings	**(2,407)**	(2,271)	**(2,407)**	(2,271)
Non-controlling interest	**-**	-	**4**	137
Total value added distributed	**2,508**	2,194	**2,585**	2,370

The accompanying notes are integral part of these financial statements.

(In millions of Brazilian reais, unless otherwise stated)

1. Corporate information

Companhia Brasileira de Distribuição ("Company" or "CBD"), directly or through its subsidiaries ("Group" or "GPA") is engaged in the retail of food and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, "Minuto Pão de Açúcar", "Mercado Extra" and "Minimercado Extra". The Group's headquarters are located in São Paulo city, State of São Paulo, Brazil.

The Company also operated in other Latin American countries through the subsidiary Almacenes Éxito SA ("Éxito"), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The process of segregating the activities of Éxito and GPA was completed in the third quarter of 2023, and on January 23, 2024, after the completion of the public tender offer launched by the buyer for the acquisition of Éxito shares in Colombia and the United States, GPA received an amount of US$156 million (equivalent to R$789 million on January 23, 2024, including in this amount the positive effect of R$12 from the hedge contracted on October 31, 2023) for the sale of the entire remaining stake held by GPA in Éxito's share capital.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão ("B3")) called Novo Mercado, under the ticker "PCAR3. Furthermore, subsequent to the delisting from the New York Stock Exchange, approved by the Board of Directors on March 29, 2024, the Company's ADSs (level I ADR) started to be traded on the US over-the-counter market ("Over-the -Counter" or "OTC"), under the ticker "CBDBY".

The Company was directly controlled by Ségisor and its ultimate parent company is Casino Guichard Perrachon ("Casino"), French company listed on Paris Stock Exchange. As result of public distribution offer process (note 1.1), Casino's interest held decreased from 40.89% to 22.53%, ceasing to be the controlling shareholder of the Company on April 18, 2024, establising new members of the Board administration.

1.1 Public Distribution Offer

On March 13, 2024, the Board of Directors approved the increase of the Company's share capital through the issuance of 220,000,000 new common shares, registered, book-entry, and without par value, issued by the Company, all free and clear of any liens or encumbrances, at a price of R$ 3.20 per share, thus totaling the amount of the offer of R$704. The cost of this transaction was R$103, which includes costs with advisors, lawyers, banks, and extraordinary bonuses to administrators and employees.

Due to the increase in the Company's share capital following the scope of the Offer, the Company's new share capital now is R$2,511, divided into 490,177,018 common shares, all nominative, book-entry and no nominal value.

The Shares subject of the Offer started to be traded on B3 S.A on March 15, 2024 and the physical and financial settlement of the shares took place on March 18, 2024.

The company used the net resources from the Offer, fully and exclusively, to reduce its financial leverage, through the prepayment of financial contracts maintained with financial institutions.

(In millions of Brazilian reais, unless otherwise stated)

1.2 Segregation and discontinuation of subsidiary Éxito's operations in the Company

On September 5, 2022, the Company's Board of Directors was informed of the result of preliminary studies for a possible segregation of GPA and Éxito, authorizing the Management to finalize the studies regarding this transaction, as well as to evaluate the necessary measures for its formalization, including all steps for the creation of BDRs (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs for Éxito in Brazil and the United States, respectively.

On December 30, 2022, Éxito submitted the request for registration as a public company, category "A," the request for registration of the Brazilian Depository Receipts Level I ("BDR") program with the CVM, and the request for listing the BDRs with B3.

The Company also completed the necessary prior approvals from key financial creditors during the fiscal year ended December 31, 2022.

The Management complied the main requirements of the segregation process of its subsidiary Éxito in 2022, and in accordance with CPC 31/IFRS 5 (Non-current assets held for sale and discontinued operations), the subsidiary Éxito and its subsidiaries were presented as assets held for distribution on the balance sheet as of December 31, 2022, and as discontinued operations in the results for that fiscal year. In the Financial Statements as of December 31, 2023, the results of the subsidiary Éxito and its subsidiaries were presented as discontinued operations in the income statement, up until the effective loss of control by GPA on July 31, 2023.

On April 3 and 4, 2023, CVM and B3 approved the registration request for Éxito as a public company, category "A," and the request for listing Éxito and the admission of the trading of Brazilian Depositary Receipts Level II ("BDRs") on B3, respectively.

On July 3, 2023, a public filing for Éxito's registration was made through the declaration in its Form 20-F with the U.S. Securities and Exchange Commission ("SEC"), and on July 25, 2023, the SEC declared the effectiveness of Éxito's Form 20-F. As a result, the registration process with the SEC was completed, and Éxito became a registered public company in the three markets (Brazil, Colombia, and the United States).

On August 8, 2023, it was reported that authorization was obtained from the Colombian Financial Superintendency (SFC), the Colombian regulatory authority, for the transfer of Éxito shares that were delivered to GPA shareholders under the Transaction. The Company ceased to exercise control over Éxito on this date, consolidating it until the period ended on July 31, 2023.

The segregation occurred after the close of trading on August 22, 2023, on B3. Holders of GPA's common shares received 1 BDR for each GPA share. From August 23, 2023, the shares started to trade "ex-right" to receive BDRs, and the BDRs started to trade on B3 under the code "EXCO." The BDRs were credited on August 25. Holders of GPA's ADRs, on the other hand, received one Éxito ADR for every 2 GPA ADRs, and the Éxito ADRs started to trade normally ("regular way") on the NYSE from August 29, 2023, under the code "EXTO."

The distributed shares represent approximately 83% of GPA's shareholding in Éxito's capital stock. GPA retained a minority stake in Éxito of 13.31%.

On October 30, 2023, the General Meeting of Shareholders approved the ratification of the capital reduction amount of GPA by R$6.659 million (see note 24), with no change in the number of Éxito shares to be delivered. Previously, on February 14, 2023, in another General Meeting, the reduction of GPA's capital by R$7.133 million was approved, through the delivery to GPA shareholders of 1,080,556,276 common shares issued by Éxito owned by GPA, at a ratio of 4 Éxito shares for each GPA share.

The Company applied CPC 36/IFRS10 for the registration of the loss of control, with the effects detailed in note 33 on discontinued operations, which mainly include (i) the recycling of the accumulated translation adjustment from the balance sheet amounting to R$(1,360) and (ii) the

(In millions of Brazilian reais, unless otherwise stated)

effect of the fair value remeasurement of the remaining net interest from the write-off of the investment in the amount of R$(746) on the date of the loss of control.

The Company also assessed the accounting of the remaining interest under CPC 18/IAS28, considering all factors such as the shareholders' agreement signed on August 9, 2023, and concluded that there is no significant influence. Thus, the remaining interest is being recorded as a financial asset at fair value through profit or loss (FVTPL) under CPC 48/IFRS 9, in the "Financial investments" line. In addition to the remeasurement effect on the date of the loss of control under CPC 36/IFRS10, the Company recorded the fair value change of the financial asset between the loss of control and the year-end period on December 31, 2023, in the amount of R$153, in the financial income statement, in the cash equivalents and financial investments category.

On October 13, 2023, the Board of Directors approved the signing of a preliminary agreement with the Calleja Group ("Preliminary Agreement"), owner of the leading supermarket retail group in El Salvador operating under the Super Selectos brand ("Buyer"), for the sale of GPA's entire remaining stake in Éxito, representing 13.31% of Éxito's capital stock, as part of a public takeover bid to be launched by the Buyer in Colombia and the United States to acquire 100% of Éxito's shares, subject to the acquisition of at least 51% of the shares ("tender offer"). Casino group companies, which hold 34.05% of Éxito's capital, are also parties to the Preliminary Agreement and have committed to selling their shares in the tender offer. The tender offer value, considering the total shares of Éxito, is US$1.175 billion, equivalent to US$0.9053 per share, with US$156 million (corresponding to R$790 million at the time of the approval of the transaction) related to GPA's shareholding.

On October 31, 2023, the Company's management entered into a hedge operation (NDF – Non-Deliverable Forward) to protect the foreign exchange exposure related to the sale of the entire remaining stake of GPA in Éxito, corresponding to 13.31% of Éxito's capital. On December 31, 2023, the fair value of the derivative was R$20. This value is presented in the financial investments note.

On January 23, 2024, following the completion of the tender offer launched by the Buyer for the acquisition of Éxito's shares in Colombia and the United States, GPA received US$156 million (equivalent to R$789 million as of January 23, 2024, including a positive effect of R$12 from the hedge contract signed on October 31) for the sale of its entire remaining stake in Éxito's capital stock.

1.3 Sale of participation in CNova

GPA held an indirect equity interest of 34% in the share capital of CNova N.V. ("Cnova"). On September 8, 2023, Casino proposed to start negotiations for the sale of the indirect participation held by the Company in Cnova for an entity of the Casino group, for a price to be defined and agreed by the parties, based on usual financial evaluation methodologies.

In light of this event, in application of CPC18/IAS28, and considering the provisions contained in CPC25/IAS37, the Company assessed whether there was still a legal or constructive obligation towards its investee, as well as its intention to maintain financial support in this investee. Considering the absence of a legal obligation to recapitalize the investee by GPA, as well as the discussions that culminated in the sale of the investment and, consequently, the Company's intention not to maintain financial support for this investee, the Company reversed the provision for loss of investment in the period ending on September 30, 2023, in the amount of R$872.

The Administration concluded negotiations for the sale of its indirect equity interest in Cnova and on November 25, 2023, the Company's Board of Directors, based on the recommendation of the Independent Special Committee constituted on September 8, 2023, approved the proposal for € 10 million (R$53.5 million) submitted by Casino, based on a fairness opinion prepared by an independent financial institution, for the acquisition of the entire stake held by the Company in Cnova. The transaction value was paid in two installments, with the first installment being paid in

(In millions of Brazilian reais, unless otherwise stated)

cash, representing 80% of the amount due, corresponding to € 8 million (R$42.8 million), and the second installment representing the remainder of the price in the amount of € 2 million (R$10.7 million), which was received in the 1st quarter of 2024.

In addition to the amounts above, it was agreed to pay a variable installment ("Equalization Payment") in the case of a subsequent transaction involving the sale of the interest held by Casino in Cnova or a corporate reorganization of Cnova within a period of 18 (eighteen) months, counting from the settlement date. The objective of the Equalization Payment is to enable the Company to capture the potential additional appreciation of the asset in a subsequent transaction, aiming for the best interests of the company and its shareholders. There is no fair value impact to be recorded regarding this topic on December, 31, 2024.

1.4 NYSE's delisting process

On March 29, 2024, the Board of Directors approved the delisting of the ADSs from NYSE. The Board of Directors' decision is restricted only to the delisting of ADSs from NYSE. The Company's common shares will continue to be listed and traded on B3 S.A, which is the main trading market for the Company's shares.

Immediately following the delisting of the ADSs from NYSE, the Company intends to maintain its ADS program. In the future, the Company plans to file a request to deregister its common shares and ADSs with the United States Securities and Exchange Commission ("SEC"). Once the legal requirements are met and the cancellation of registration with the SEC is effective, the Company's disclosure obligations under the U.S. Securities Exchange Act of 1934, as amended, will terminate.

The Company's Board of Directors understood that the delisting of the ADSs from NYSE is the best interests of the Company and its shareholders, taking into account: (i) the very limited trading volume of the ADSs in relation to the global volume (B3 and NYSE) trading of the Company's common shares; (ii) the fact that the Company has not historically sought funding through NYSE; and (iii) the relevant costs associated with maintaining the listing of the ADSs on NYSE and with the registration of the Company's common shares and ADSs with SEC, as well as compliance with periodic reports and related obligations.

Since September 2023, after the segregation of Almacenes Éxito S.A., the ADSs have represented less than 5% of the average daily global trading volume (B3 and NYSE) of the Company's common shares and in the last six months of 2024, less than 1%.

The Company has notified the NYSE of its approval of the delisting and the Company presented the Form 25 ("Form 25") to SEC within the appropriate time frame. The completion of the process for the cancellation of the registration with the SEC is expected to occur in the second quarter of 2025.

1.5 Sale of Administrative Headquarters

On May 2, 2024, the Company entered into a transaction for the sale of its administrative headquarters, located in São Paulo, for R$218, with 82% of the payment in 2024 and 18% in installments until March 2026, comprising: (i) a Sale and Leaseback operation represented just by the administrative tower that makes up the property for R$109, where the Company's administrative headquarters will remain under a lease agreement for an initial term of 15 years with an approximate cap rate of 9%. The lease agreement ensures the continuation of administrative activities at the same address. The impact of the transaction in June 2024 was an increase in the right of use of R$66 and an increase in the lease liability of R$66. In June 2024, the company opted to advance the receivable related to the sale of the administrative tower transaction with Virgo Companhia de Securitização in the amount of R$95, of which R$87 was received by the Company and R$8 was recorded in the financial results (note 28) as a transaction cost. The amount of R$14 had already been received in May as a guarantee for the transaction. The

(In millions of Brazilian reais, unless otherwise stated)

conditions precedent for the recognition of revenue and derecognition of the cost were implemented in December 2024, and the impact on the results was an expense of R$(19). (ii) Execution of the private commitment agreement for the purchase and sale of the annexed part of the administrative tower for a total amount of R$109. The total amount has already been received by the Company, and since the cost value is the same, there was no impact on the results.

1.6 Sale of Gas Stations

On February 23, 2024, Management informed the market about advances in its plan to reduce financial leverage through the sale of non-core assets and improve efficiency in capital allocation. In this context, the Company has ongoing negotiations aimed at selling the Company's gas stations located in different regions of Brazil, through several transactions with different potential buyers.

On June 26, 2024, the Company reported that, with the signing of the contract for the sale of the 49 gas stations located in the State of São Paulo, it concluded the definitive contracts for the majority of its gas stations' operations.

The sale of the Company's 71 gas stations, located in different regions of Brazil, has a total value of approximately R$200 million, which will be paid as follows: (i) R$109 million already received by the end of 2024; and (ii) remaining installments representing approximately R$91 million, upon completion of other precedent conditions that aim at the definitive transfer of gas stations to buyers in each region.

The gas station operation in the state of São Paulo, which represents the majority of the total value of this transaction, has the Ultra Group as its buyer. The remaining operations, located in eight states, are represented by other buyers. Until the effective transfer to buyers, the operating of gas stations will remain operated by GPA, including with regard to the appropriation of the results generated by the respective operations.

The net assets and net liabilities of gas stations and administrative headquarters are presented in assets held for sale and liabilities held for sale. Additionally, the operating result of gas stations is presented separately as a discontinued operation in light of CPC 31 / IFRS5.

1.7 Continuity of Operations

Management assessed the Company's ability to continue operating in the foreseeable future and concluded that it has the capacity to keep its operations and systems functioning normally. Therefore, Management is not aware of any material uncertainty that could generate significant doubts about the Company's ability to continue operating and the financial statements were prepared based on the going operational continuity.

2. Basis of preparation

The financial statements, individual and consolidated, were prepared in accordance with the international financial reporting standards (International Financial Reporting Standards - IFRS) issued by the International Accounting Standards Board – IASB, the accounting practices adopted in Brazil, Law No. 6,404/76, and the technical pronouncements and interpretations issued by the Accounting Pronouncements Committee - CPC and ratified by the Securities and Exchange Commission – CVM ("financial statements").

The financial statements information were prepared based on historical cost, except for certain financial instruments measured at fair value. All relevant information specific to the financial statements, and only these, are being evidenced and correspond to those used by Management in its management of the Company's activities.

The financial statements information are being presented in millions of reais – R$. The Company's functional currency is the Brazilian real – R$. The functional currency of subsidiaries and associates located abroad is the local currency of each jurisdiction where these subsidiaries operate.

The individual and consolidated financial statements information for the year ended december 31, 2024 were approved by the Board of Directors on february 18, 2025.

The income statement and the statement of value added, as well as the explanatory notes related to the income for the year ended December 31, 2023, are being restated due to the process of discontinuation of the gas stations (see note 32), considering the effects of such transactions in compliance with the technical pronouncement CPC 31 / IFRS 5 – Non-current assets held for sale and Discontinued Operations.

The statements of cash flows include continuing and discontinued operations in line with technical pronouncement CPC31/ IFRS 5.

The consolidated financial statements information includes the accounting information of all subsidiaries over which the Company exercises direct or indirect control. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3) / IFRS 10.

The financial statements information of the subsidiaries are prepared on the same date as the closing of the Company's fiscal years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from transactions between Group companies are fully eliminated.

Gains or losses arising from changes in ownership interest in subsidiaries, which do not result in loss of control, are accounted for directly in shareholders' equity.

In individual and consolidated financial statements information, interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interests highlighted in a specific line in the shareholders' equity and income statement.

3. Material accounting policy information

The main material policies and accounting practices are described in each corresponding explanatory note, except for the accounting practices below, which relate to more than one explanatory note. The policies and accounting practices have been applied consistently for the periods presented and for the individual and consolidated financial statements of the Company.

3.1 Financial instruments

Financial assets are recognized when the Company or its subsidiaries assume contractual rights to receive cash or other financial assets from contracts to which they are a party. Financial assets are derecognised when the rights to receive cash tied to the financial asset expire or the risks and benefits are substantially transferred to third parties. Assets and liabilities are recognized when rights and / or obligations are retained in the transfer by the Company.

Financial liabilities are recognized when the Company and/or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third party obligations through a contract to which they are a party. Financial liabilities are derecognised when they are settled, extinguished or expired.

Purchases or sales of financial assets that require delivery of assets within a period defined by regulation or market convention (trading under normal conditions) are recognized on the trade date, that is, on the date on which the Company and its subsidiaries undertake to whether to buy or sell the asset.

(i) Classification and measurement of financial assets and liabilities

According to CPC 48 / IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other results ("FVOCI") - or fair value through results ("FVPL"). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Embedded derivatives in which the master contract is a financial asset within the scope of the standard are never separated. Instead, the hybrid financial instrument is rated for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

- is maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows; and
- its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

- is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and
- its contractual terms generate, on specific dates, cash flows that are only payments of principal and interest on the principal amount outstanding.

In the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in other comprehensive income ("OCI"). This choice is made investment by investment.

All financial assets not classified as measured at amortized cost or FVOCI, as described above, are classified as FVPL. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, FVOCI or FVPL if this eliminates or significantly reduces an accounting mismatch that would otherwise arise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it is an accounts receivable from customers without a significant financing component that is initially measured at the transaction price) is initially measured at fair value, plus, for an item not measured at FVPL, the transaction costs that are directly attributable to your acquisition.

Financial assets measured at FVPL - These assets are subsequently measured at fair value. The net result, including interest or dividend income, is recognized in the result.

Financial assets at amortized cost - These assets are measured subsequently to the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and losses are recognized in income. Any gain or loss on derecognition is recognized in income.

Financial assets to FVOCI - These assets are measured subsequently at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in income. Other net results are recognized in OCI. Upon derecognition, the accumulated result in OCI is reclassified to the result.

(ii) Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognised when:

- Expiry rights to receive cash flows.

- The Company and its subsidiaries transfer their rights to receive cash flows from the asset or assume an obligation to fully pay the cash flows received to a third party, pursuant to a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company did not transfer, nor substantially retained all the risks and benefits related to the asset, but transferred its control.

When the Company and its subsidiaries assign their rights to receive cash flows from an asset or enter into a transfer agreement, without substantially transferring or retaining all the risks and benefits related to the asset or transferring control of the asset, the asset is maintained and recognizes a corresponding liability. The transferred asset and the corresponding liability are measured in a way that reflects the rights and obligations retained by the Company and its subsidiaries.

A financial liability is derecognised when the obligation underlying the liability is paid, canceled or expired.

(iii) When an existing financial liability is replaced by another from the same creditor, under substantially different terms, or the terms of an existing liability are substantially modified, such replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the income for the year.

(iv) Offsetting of financial instruments

Financial assets and liabilities are offset and presented stated net in the financial statements, only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument's fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges, in accordance with the procedures below:

- The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations.

- In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

The Company uses financial instruments only to protect identified risks limited to 100% of the value of these risks. Derivative transactions are exclusively used to reduce exposure to foreign currency and interest rate fluctuation, in order to maintain the balance of the capital structure.

Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

- The effective portion of the gain or loss on the hedging instrument is recognized directly in equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should "rebalance" the hedge ratio to meet the eligibility criteria.
- Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.
- Amounts recorded in other comprehensive income are immediately transferred to the income statement together with the hedged transaction by affecting the income statement, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.
- The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).
- If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

Impairment of financial assets

CPC 48 / IFRS 9 replaces the "incurred loss" model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

- Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.
- Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

- Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company's historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

- There is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or
- The financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows "indication of impairment loss" in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. Impairment of other financial assets is reported under "selling expenses".

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

- Credit risk level and historical losses – for wholesale clients and property rental; and
- Delinquency status, default risk and historical losses – for credit card operators and other clients.

Adjustment to present value of assets and liabilities

Long-term assets and liabilities are adjusted to their present value, calculated taking into account the contractual cash flows and the respective interest rate, explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

3.2 Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are converted into Real, according to the exchange rates of the respective currencies at the end of the years. Differences arising from the payment or translation of monetary items are recognized in the financial result.

3.3 Classification of assets and liabilities as current and non-current

The Company presents the assets and liabilities in the financial statement based on the classification of current and non-current.

The asset should be classified as current when it meets any of the following criteria:

- Expected to be carried out, or intended to be sold or consumed in the normal course of the entity's operating cycle
- Is maintained essentially for the purpose of being traded
- It is expected to take place up to twelve months after the balance sheet date
- Is cash or cash equivalent (as defined in Technical Pronouncement CPC 03/IAS 7 - Statement of Cash Flows), unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All other assets must be classified as non-current.

Liabilities should be classified as current when they meet any of the following criteria:

- Expected to be settled during the entity's normal operating cycle
- Is maintained essentially for the purpose of being traded
- Must be settled within twelve months after the balance sheet date
- The entity has no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date

All other liabilities must be classified as non-current.

Deferred tax assets and liabilities are classified as "non-current", net by legal entity, as provided for in CPC32/ IAS12.

(In millions of Brazilian reais, unless otherwise stated)

3.4 Translation of subsidiaries and associates located in other countries

The financial statements are presented in reais, which is the parent company's functional currency. Each entity determines its functional currency and all of its financial transactions are measured in that currency.

The financial statements of subsidiaries located in other countries that use a functional currency other than that of the parent company are translated into reais at the balance sheet date, according to the following criteria:

- Assets and liabilities, including goodwill and market value adjustments, are translated into reais at the exchange rate on the balance sheet date.
- Income statement and cash flow statement are translated into reais using the average rate, unless significant variations occur, when the rate on the transaction date is used.
- Equity accounts are maintained at the historical balance in reais and the variation is recorded under the equity valuation adjustments item as other comprehensive income.

Exchange rate differences are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in shareholders' equity is recorded in the income statement for the year.

3.5 Hyperinflation

As of September 2018, Argentina has become considered a hyperinflationary economy. According to CPC 42 / IAS 29 – "Accounting in Hyperinflationary Economy" based on the current cost approach, non-monetary assets and liabilities, equity and operating results of indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose currency functional is the Argentine peso, they are being adjusted so that the values are disclosed in the measurement monetary unit at the end of the year.

This unit considers the effects measured by the Consumer Price Index ("IPC") in Argentina as of January 1, 2017 and the Domestic Retail Price Index in Argentina ("IPIM") until December 31, 2016.

3.6 Accounting for equity interests at cost arising from corporate restructuring and carried out with related parties

The Company records, at historical cost, the interests arising from corporate restructuring acquired from related parties without economic essence. The difference between the cost balance and the acquired value is recorded in equity when the transaction is made between companies under common control. Transactions do not qualify as a business combination under CPC 15R / IFRS 3R.

(In millions of Brazilian reais, unless otherwise stated)

3.7 Statement of value added

This statement intends to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

4. Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

4.1 Amendments and new interpretations of mandatory application from the current year.

In 2024, the Company evaluated the amendments and new interpretations to the CPCs and IFRSs issued by the CPC and IASB, respectively, which are mandatorily effective for accounting periods beginning on or after January 1, 2024. The main changes are:

Pronouncement	Description	Applicable to annual periods starting in or after
CVM Resolution No. 199/2024 / CPC 09 (R1) – DVA	It makes the disclosure of the DVA (Statement of Value Added) mandatory for all public companies.	01/01/2024
Amendments to CPC 03/IAS 7 and CPC 40/IFRS 7	Definition and disclosure of additional information for supplier finance.	01/01/2024
Amendments to CPC 26 / IAS 1	Definition of the change in the disclosure of long-term liabilities with covenants and classification of the liability as current or non-current.	01/01/2024
Amendments to CPC 06 (R2) / IFRS 16	Treatment of lease liabilities in Sale and Leaseback transactions.	01/01/2024
Adoption of IFRS S1	General Requirements for the Disclosure of Financial Information Related to Sustainability.	01/01/2024(*)
Adoption of IFRS S2	Disclosures related to climate.	01/01/2024(*)

(*) voluntary adoption

The adoption of these standards did not result in material impacts on the Company's individual and consolidated financial statements. IFRS S1 and S2 standards will be mandatory in 2026. The Company is evaluating the impact of adopting these standards.

(In millions of Brazilian reais, unless otherwise stated)

4.2 New and revised standards and interpretations already issued and not yet effective

The Company did not early adopt the new CPCs and IFRSs. Below is the main revision already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods starting in or after
Amendments to CPC 02 / IAS 21	Determine if a currency is convertible and how the spot exchange rate should be determined in the absence of convertibility.	01/01/2025
Amendments to CPC 40 (R1) / IFRS 7 and CPC 48 / IFRS 9	Improvements in the criteria for recognition, derecognition, and disclosure of Financial Instruments.	01/01/2026
Amendments to CPC 40 (R1) / IFRS 7 and CPC 48 / IFRS 9	Contracts referencing electricity depending on the nature.	01/01/2026
Adoption of IFRS 18	Presentation of the Financial Statements.	01/01/2027
Adoption of IFRS 19	Disclosure of Subsidiaries without public responsibility.	01/01/2027
Amendments to CPC 18 (R2) / IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.	The effective date has not yet been deffined by IASB

No significant impacts are expected on the individual and consolidated financial statements of the Company due to these changes applicable until 2026. The standards in effect after this date will still be evaluated.

5. Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

In the process of applying the Company's accounting policies, Management adopted judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated according to the information included in the following explanatory notes:

- Discontinuity of operations – Note 1.2
- Impairment and useful life of property, plant, and equipment and intangible assets: Notes 8.2, 9.1, 14.1, 15.1, and 15.2
- Inventory: Provision for estimated losses: Note 10
- Taxes to be recovered: Expectation of realization of tax credits: Note 11
- Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 18
- Provision for legal claims: Provision for cases representing probable and estimated losses with a reasonable degree of certainty: Note 21
- Income tax: Provision based on reasonable estimates: Note 20
- Leasing: Determination of the lease contract term and incremental interest rate – Note 22
- Share-based payments: Estimation of fair value operations based on a valuation model – Note 24

(In millions of Brazilian reais, unless otherwise stated)

6. Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days:

		Parent Company		Consolidated	
		12.31.2024	12.31.2023	12.31.2024	12.31.2023
Cash and banks – Brazil		**79**	245	**79**	246
Cash and banks – Abroad	(*)	**94**	74	**94**	74
Short-term investments – Brazil	(**)	**1,933**	2,475	**2,458**	2,651
		2,106	2,794	**2,631**	2,971

(*) As of December 31, 2024, the Company had resources invested abroad, in US dollars, amounting to R$94 million (compared to R$74 million as of December 31, 2023).

(**) Financial investments, on December 31, 2024, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 97.12% (100.15% on December 31, 2023) of the CDI (Interbank Deposit Certificate).

7. Financial Applications

The company has certain financial investments classified separately from cash and cash equivalents based on specific characteristics of these securities. On January 23, 2024, GPA liquidated the remaining interest held in Grupo Éxito corresponding to 13.31%, by receiving US$156 millions (corresponding to R$789 on this date net of the derivative), (note 1.2), recording only the value of R$15 referring to the CDB (Bank Deposit Certificate).

(In millions of Brazilian reais, unless otherwise stated)

8. Trade receivables

Trade receivables balances are initially recorded at the transaction amount, wich corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card and (ii) amortized cost, mainly a customer portfolio.

Credit losses on financial assets are measured at amortized cost deducted by the gross assets carrying amount.

For financial instruments measured at FVOCI, estimated losses are recorded in OCI instead of reduce the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or FVOCI show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

Receivables are considered irrecoverable and therefore written off from the accounts receivable portfolio when the payment is not made after 360 days from the due date. At each annual closing of the balance sheet, the Company and its subsidiaries assess whether the assets or groups of financial assets have impairment.

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Credit card companies	**82**	109	**82**	109
Credit card companies - related parties (note 12.2)	**6**	8	**6**	8
Sales vouchers and trade receivables	**219**	223	**269**	272
Private label credit card	**9**	30	**9**	30
Receivables from related parties (note 12.2)	**18**	21	**8**	9
Receivables from suppliers	**35**	32	**35**	32
Allowance for doubtful accounts (note 8.2)	**(1)**	(3)	**(1)**	(2)
	368	420	**408**	458

8.1 Credit Card Companies

As part of its management strategy, the Company and its subsidiaries periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen their working capital, without recourse or related obligation, having its financial costs recognized in the financial result.

8.2 Allowance for doubtful accounts on trade receivables

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
At the beginning of the period	**(3)**	(2)	**(3)**	(2)
Allowance booked for the period	**(2)**	(4)	**(2)**	(20)
Write-offs of receivables	**4**	3	**4**	25
Grupo Éxito deconsolidation	**-**	-	**-**	(7)
Foreign currency translation adjustment	**-**	-	**-**	2
At the end of the period	**(1)**	(3)	**(1)**	(2)

(In millions of Brazilian reais, unless otherwise stated)

Below we present the composition of the consolidated balance of accounts receivable by its gross value by maturity period:

	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days
12.31.2024	**409**	**399**	**9**	**1**	**-**	**-**
12.31.2023	460	447	9	1	1	2

9. Other receivables

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Accounts receivable – GCB (*)	**626**	588	**626**	588
Accounts receivable – Sendas	**136**	108	**136**	108
Receivable from sale of subsidiaries	**51**	61	**51**	61
Lease receivables	**9**	15	**9**	15
Sale of real estate properties	**2**	11	**2**	11
Others	**58**	97	**67**	146
Allowance for doubtful accounts on other receivables (note 9.1)	**(3)**	(4)	**(3)**	(4)
	879	876	**888**	925
Current	**38**	66	**47**	115
Noncurrent	**841**	810	**841**	810

(*) Amounts receivable from Grupo Casas Bahia S.A. ("GCB"), a subsidiary sold in 2019. The amount of R$626 corresponds mainly to GPA's right to receive from GCB the refund of the tax credit arising from the issue related to the exclusion of ICMS of the PIS and COFINS calculation base of its former subsidiary Globex. After obtaining final judgment in the case, GPA is entitled to the credits relating to the period from 2003 to 2010.

9.1 Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
At the beginning of the Period	**(4)**	(7)	**(4)**	(7)
Write-offs recorded in the period	**1**	3	**1**	3
At the end of the Period	**(3)**	(4)	**(3)**	(4)

(In millions of Brazilian reais, unless otherwise stated)

10. Inventories

Inventories are initially accounted for at cost and revalued at net realizable value. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell, such as: (i) taxes on the sale; (ii) personnel expenses directly linked to the sale; (iii) cost of the goods; and (iv) other costs necessary to bring the goods in a condition of sale.

Inventories are reduced to their recoverable value through estimates for the provision for losses, and shrinkage, scrap, slow turnover of goods and estimation of loss for goods that will be sold with negative gross margin, which is periodically analyzed and evaluated for its adequacy.

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of operations when the corresponding inventories are sold. Includes purchase volume agreement, logistics and specific negotiations to recover margin, reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of these bonuses.

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Stores	**1,173**	1,190	**1,173**	1,191
Distribution centers	**902**	847	**902**	847
Allowance for losses on inventory obsolescence and damages (note 10.2)	**(61)**	(86)	**(61)**	(86)
	2,014	1,951	**2,014**	1,952

10.1 Commercial agreements on inventories and storage costs

On December 31, 2024, the amount of unrealized commercial agreements, presented as reducing the inventory balance, amounted to R$42 (R$42 on December 31, 2023).

10.2 Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
At the beginning of the Period	**(86)**	(49)	**(86)**	(49)
Additions / Write-offs / reversal	**25**	(37)	**25**	(43)
Grupo Éxito deconsolidation	**-**	-	**-**	6
At the end of the Period	**(61)**	(86)	**(61)**	(86)

(In millions of Brazilian reais, unless otherwise stated)

11. Recoverable taxes

The Company records tax credits in the normal course of its operations and whenever it gathers legal, documentary and factual understanding about such credits that allow their recognition, including the realization estimate, with ICMS being recognized as a "cost of goods sold" reduction and PIS and COFINS as a reducer of the income accounts on which the credits are calculated.

These taxes are realized based on growth projections, operational issues and generation of debts for consumption of these credits by the Group's companies.

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
ICMS (note 11.1)	**289**	660	**289**	660
PIS/COFINS (note 11.2)	**1,976**	2,153	**2,019**	2,190
Social Security Contribution – INSS (note 11.3)	**234**	274	**238**	276
Income tax and social contribution	**427**	408	**431**	419
Others	**36**	67	**38**	69
Total	**2,962**	3,562	**3,015**	3,614
Current	**598**	1,028	**647**	1,078
Noncurrent	**2,364**	2,534	**2,368**	2,536

11.1 Schedule of expected realization of ICMS

Since 2008, States have contributed to their international legislation by financing the implementation and expansion of the ICMS tax substitution system. Systematic damage implies the anticipation of ICMS collection, from the entire commercial chain, at the moment the merchandise leaves the industrial or importing establishment, or when it enters the State. The expansion of this system to an increasingly wider range of products sold at retail is based on the premise that the commercialization cycle of these products will take place within the State itself, so that the ICMS is entirely due to it.

To supply its stores, the Company maintains distribution centers strategically located in certain States and the Federal District, which receive goods with ICMS from the entire commercial chain already anticipated (due to tax substitution) by suppliers or by the Company itself and, then, they send them to establishments located in other States. This interstate remittance guarantees the Company the right to reimbursement of the previously anticipated ICMS, that is, the commercial chain ICMS paid upon acquisition becomes a tax credit to be reimbursed, in accordance with the internal legislation of each state.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

Considering that a large volume of items sold at retail is subject to tax substitution and that, subsequently, part of the advance tax is subject to reimbursement, the Company has made these credits with authorization for immediate compensation due to its operation, by obtaining special regime, and also through other procedures regulated by state regulations.

Regarding credits that cannot yet be compensated immediately, the Company's Management, based on a technical recovery study, which was prepared considering the future expectation of growth and consequent compensation with debts arising from its operations, understands that it is future compensation is viable. The studies mentioned are prepared and reviewed annually based

(In millions of Brazilian reais, unless otherwise stated)

on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the Financial Statements for the year ended December 31, 2024, the Company's Management has monitoring controls over adherence to the annually established plan, reevaluating and including new elements that contribute to the realization of the ICMS balance to be recovered, as demonstrated in table below. As of December 31, 2024, no modifications to previously prepared plans were necessary.

In	Parent Company	Consolidated
Up to one year	107	107
From 1 to 2 years	64	64
From 2 to 3 years	42	42
From 3 to 4 years	43	43
From 4 to 5 years	15	15
More than 5 years	18	18
	289	289

11.2 Schedule of expected realization of PIS and COFINS

The evidence leading the Company to conclude on the PIS and COFINS credit entitlement includes i) interpretation of tax legislation, ii) internal and external factors, such as case law and market interpretations that were part of the analysis, and iii) analysis by external legal advisors regarding the issues and iv) accounting assessment on the issue.

The realization of the PIS and COFINS balance is shown below:

In	Parent Company	Consolidated
Up to one year	345	388
From 1 to 2 years	251	251
From 2 to 3 years	279	279
From 3 to 4 yars	323	323
From 4 to 5 years	778	778
	1,976	2,019

11.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in parent company and consolidated is equivalent to R$169, on December 31, 2024 (R$161, on December 31, 2023).

12. Related parties

12.1 Management and advisory committees compensation

The expenses related to the remuneration of Senior Management personnel (directors appointed in accordance with the Bylaws and the Board of Directors and the respective advisory Committees) for the years ending in 2024 and 2023 were as follows:

(In thousands of Brazilian reais)

	Base salary		Direct and indirect benefits		Variable compensation (*)		Termination of position (**)		Stock option plan – Note 24		Total	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Board of directors (*)	11,299	22,701	-	-	-	-	-	-	-	837	11,299	23,538
Executive officers	8,795	22,506	1,905	-	41,708	3,900	-	-	6,664	2,052	59,072	28,458
Fiscal Council	-	186	-	-	-	-	-	-	-	-	-	186
	20,094	45,393	1,905	-	41,708	3,900	-	-	6,664	2,889	70,371	52,182

(*) The compensation of the Board of Directors' advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line. In 2024, this amount includes the extraordinary bonus related to the public distribution offer transaction for the Company's directors (note 1.1).

(**) The Company maintains contractual agreements with its executives that provide for additional payments in the event of termination of employment, including, possibly, compensation for non-competition agreements and/or severance pay as recognition of time and dedication to the Company. At its discretion, the Company assesses whether a non-competition agreement should be entered into, usually at the time of the executive's departure. The amounts contracted for compensation related to non-competition agreements and/or severance pay for recognition of service time and dedication to the Company are not material.

(In millions of Brazilian reais, unless otherwise stated)

12.2 Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Subsidiaries:										
Novasoc Comercial	-	-	8	46	-	-	-	1	9	5
Stix Fidelidade	10	12	-	-	13	13	-	-	(123)	83
GPA M&P	-	-	-	-	-	-	33	8	-	-
GPA Logistica	-	-	-	143	15	-	13	112	6	12
Associates										
FIC	6	8	3	50	3	4	-	-	16	22
Other related parties										
Grupo Casino (i)	8	9	-	11	-	6	6	9	(4)	(32)
Greenyellow (ii)	-	-	-	-	-	-	-	76	-	(107)
Others	-	-	2	2	-	-	-	-	-	-
Total	24	29	13	252	31	23	52	206	(96)	(183)

(i) As a result of the public distribution of shares of Casino's participation in the Company, Casino ceased to be the company's controlling shareholder as of April 18, 2024 (Note 1.1). The Casino Group is made up of Casino and directly and indirectly controlled companies (Euris, Wilkes, Hellico).

(ii) As a result of the sale of Casino's stake in Greenyellow, it ceased to be related parties in the second quarter of 2024.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Associates										
FIC	**6**	8	**3**	50	**3**	4	**-**	-	**16**	22
Other related parties										
Grupo Casino (i)	**8**	9	**-**	11	**-**	6	**6**	9	**(4)**	(32)
Greenyellow (ii)	**-**	-	**-**	-	**-**	-	**-**	76	**-**	(107)
Others	**-**	-	**2**	2	**-**	-	**-**	-	**-**	-
Total	**14**	17	**5**	63	**3**	10	**6**	85	**12**	(117)

(i) As a result of the public distribution offering of shares of Casino's participation in the Company, Casino ceased to be the company's controlling shareholder as of April 18, 2024 (note 1.1). The Casino Group is made up of Casino and directly and indirectly controlled companies (Euris, Wilkes, Hellico)

(ii) As a result of the sale of Casino's stake in Greenyellow, it ceased to be related parties in the second quarter of 2024.

(In millions of Brazilian reais, unless otherwise stated)

Transactions with related parties arise mainly from transactions that the Company and its subsidiaries maintain among themselves and with other related entities, and were substantially accounted for according to the prices, terms and conditions agreed between the parties.

The Company's main operations with related parties are:

(i) *Casino Group*: Celebration of (a) *Cost Sharing and Cost Reimbursement Agreement*: signed between the Company, Sendas, Helicco Participações Ltda., Foncière Euris, Casino Services, and Casino Guichard-Perrachon S.A. ("Casino") on August 1, 2014, and July 25, 2016, respectively, as amended, to regulate the reimbursement by the Company of expenses incurred by the Casino Group companies related to know-how transfer activities to the Company and also the reimbursement of expenses for French (expatriate) employees to Casino; (b) *Insurance Agreement*: between the Company and Casino to mediate the renewal of certain insurance policies for the Company; (c) *Agency Agreement – Global Sourcing and Agency Agreement (IRTS)*: between the Company, Sendas, Groupe Casino Limited, and Casino Internacional S.A. on July 25, 2016, and December 20, 2004, respectively, as amended, for global sourcing services (supplier prospecting and procurement intermediation) by Casino and commercial negotiation of products to be acquired by the Company from international suppliers; and (d) *Purchase Agreement*: between the Company, Sendas, and E.M.C. Distribution Limited on June 6, 2019, for the importation of perishable and non-perishable goods, on a non-exclusive basis. As of December 31, 2024, only the Cost Sharing and Agency Agreement (IRTS) contracts are still in effect.

(ii) *FIC*: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco Holding S.A. ("Itaú").

(iii) *Greenyellow*: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow for energy efficiency solutions in the establishments of the Company's multi-retail business unit for energy reduction, (b) contracts with the Company for the purchase of energy sold on the free market and (c) contract with the Company for the sale of food refrigeration system equipment and its respective installations, monitoring, maintenance and automation. Due to the sale of Casino's stake in Greenyellow, it ceased to be a related party in the second quarter of 2024.

(iv) Stix: Execution of an *Operating Agreement* signed between the Company, Stix and Raia Drogasil, with the scope of establishing general rules for the operation of the Stix Program.

(In millions of Brazilian reais, unless otherwise stated)

13. Investments

13.1 Interest in controlled companies, subsidiaries and associates

The details of the Company's subsidiaries at the end of each year are shown below:

			Participation in investments - %			
			12.31.2024		12.31.2023	
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Controladas					
CBD	Novasoc Comercial Ltda. ("Novasoc")	Brasil	100.00	-	100.00	-
	GPA 2 Empreend. e Participações Ltda. ("GPA 2")	Brasil	100.00	-	100.00	-
	GPA Logística e Transporte Ltda. ("GPA Logística")	Brasil	100.00	-	100.00	-
	GPA Holding Empreendimentos e Participações Ltda.("GPA Holding")	Brasil	100.00	-	100.00	-
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brasil	66.67	-	66.67	-
	Cheftime Comércio de Refeições S/A ("Cheftime")	Brasil	100.00	-	100.00	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. ("GPA M&P")	Brasil	100.00	-	100.00	-
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brasil	-	-	-	100.00
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brasil	-	100.00	-	100.00

The details of the Company's associates at the end of each year are shown below:

			Participation in investments - %			
			12.31.2024		12.31.2023	
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
FIC	Bellamar Empreend. e Participações S.A.("Bellamar")	Brasil	50.00	-	50.00	-
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento ("FIC")	Brasil	-	17.88	-	17.88

(In millions of Brazilian reais, unless otherwise stated)

13.2 Associates

Investments in associates are accounted for using the equity method, as it is an entity in which the Company exercises significant influence, but not control, since (a) it is part of the shareholders' agreement, indicating a portion of the managers and having the right to veto certain relevant decisions; and (b) power over operational and financial decisions. The associated companies are: i) FIC managed by Itaú Unibanco S.A. ("Itaú Unibanco"), ii) Cnova N.V. which operates mainly in electronic commerce in France and (iii) Tuya, a financial investee of Éxito. In July 2023, due to the segregation process with the delivery of Éxito shares to GPA shareholders, see note 1.2, Tuya ceased to be an associated company. In November 2023 as a result of the sale of the stake in Cnova, see note 1.3, Cnova N.V also ceased to be an associated company.

There are no restrictions on the associates in transferring resources to the Company, such as in the form of dividends.

The summarized accounting information is as follows:

	FIC	
	12.31.2024	12.31.2023
Current assets	**9,674**	9,649
Noncurrent assets	**1**	1
Total assets	**9,675**	9,650
Current liabilities	**8,161**	7,804
Noncurrent liabilities	**101**	88
Shareholders' equity	**1,412**	1,758
Total liabilities and shareholders' equity	**9,675**	9,650

Statement of operations	12.31.2024	12.31.2023
Revenues	**1,204**	1,378
Operating income	**574**	486
Net income for the year	**349**	293

The calculation of FIC's investment considers the net equity of the investee deducted from the special goodwill reserve in the amount of R$122, which is the exclusive right of Itaú Unibanco. The Company revalued its indirect stake in FIC at the time of the loss of control in Bellamar in December 2020 at R$573.

(In millions of Brazilian reais, unless otherwise stated)

13.3 Investment movement

	Parent Company				
	Êxito	Bellamar	GPA2	Others	Total
Balance at 12.31.2022	-	832	30	(793)	69
Share of profit (loss) of associates	243	51	(286)	724	732
Dividends and interest on equity	(220)	(20)	-	-	(240)
Capital increase	-	-	-	5	5
Investment write-off	-	-	-	91	91
Other transactions	-	-	-	1	1
Share of profit over other comprehensive income	573	-	30	55	658
Grupo Éxito deconsolidation	(596)	-	556	-	(40)
Balance at 12.31.2023	-	863	330	83	1,276
Share of profit (loss) of associates – continued operations	-	64	32	5	101
Dividends and interest on equity	-	(124)	-	-	(124)
Capital increase	-	-	-	81	81
Balance at 12.31.2024	-	803	362	169	1,334

	Consolidated				
	Bellamar	Tuya	Cnova N.V	Others	Total
Balance at 12.31.2022	833	-	(863)	-	(30)
Share of profit (loss) of associates – continued operations	51	-	717	-	768
Share of profit (loss) of associates – discontinued operations	-	(71)	-	2	(69)
Dividends and interest on equity	(20)	-	-	-	(20)
Equity over other comprehensive income	-	44	56	2	102
Capital increase	-	39	-	-	39
Investment write-off	-	-	91	-	91
Grupo Éxito deconsolidation	-	(12)	(1)	(4)	(17)
Balance at 12.31.2023	864	-	-	-	864
Share of profit (loss) of associates – continued operations	64	-	-	-	64
Dividends and interest on equity	(124)	-	-	-	(124)
Balance at 12.31.2024	804	-	-	-	804

13.3.1 Investment impairment test

The recoverable value of the investments is determined through a calculation based on the use value. It was considered all existing businesses (organic growth, without acquisitions), and the projections were based on the business plan prepared and approved by senior management for the next three years. It was considered assumptions for revenue growth of 5.7% for the projected period, along with a perpetuity growth rate equivalent to the long-term interest rate of 3.8%.

The evaluation was based on the discounted dividend flow method (DDM), with the projected dividend flows discounted to present value using the CAPM (Capital Asset Pricing Model) over the projection horizon, with a residual value until 2034. It was considered a nominal discount rate of 13.5%.

The test was conducted to determine whether the investment could be impaired in the year ending December 31, 2024. As a result of the analysis, it wasn't identified the need of a provision for impairment of the investment held in the FIC.

(In millions of Brazilian reais, unless otherwise stated)

14. Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the acquisition cost of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized as part of the carrying amount of the equipment, as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Useful life (in years)
Buildings	40
Leasehold improvements	Between 24 and 40
Machinery and equipment	Between 10 and 20
Facilities	11
Furniture and fixtures	Between 3 and 12
Others	Between 3 and 5

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets for fiscal year 2024 and no significant changes were necessary.

Interest on loans directly attributable to the acquisition, construction or production of an asset, which requires a substantial period of time to be finalized for the intended use or sale (qualifying asset), is capitalized as part of the cost of the respective assets during its construction. From the date of entry into operation of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

14.1 Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries activities.

The Company and its subsidiaries test its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset's recoverable amount is defined as the asset's fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance is recorded to adjust its carrying amount to its recoverable amount, in assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company's weighted average cost of capital ("WACC"), reflecting current market assessments of the time value of money and the risks specific to the asset. The useful life test for intangibles including goodwill is presented in note 15.

Impairment test of stores operating assets

The procedure for assessing the impairment value consisted of grouping operational and intangible assets (such as goodwill) directly attributable to the stores. The Administration defines UGC as follows:

(In millions of Brazilian reais, unless otherwise stated)

- The Pão de Açúcar and Mercado Extra stores were individually considered as UGC due to their size and their individual capacity to generate cash.
- The Proximity stores, made up of the Minuto Pão de Açucar and Mini Mercado Extra banners, were grouped based on their geographic region. These stores have a low initial investment and aim to protect an area/region from new entrants.

All stores are evaluated in the impairment test. Stores with negative operating results before depreciation and amortization are assessed using cash flow or fair value. The Company considers the higher value between discounted cash flows, using a growth rate of 5.7% (5.7% in 2023) and a discount rate of 12.1% (8.4% in 2023), limited by the average remaining useful life of the operational assets of each Cash-Generating Unit (CGU) or appraisal reports prepared by independent specialists for owned stores.

Stores with an opening date of 2 years or less are not considered in the impairment test, considering that Management understands that during this period the stores are in the maturation phase of operations.

The Company carried out a test to verify the operational assets of the stores that might not be recoverable in the year ended December 31, 2024. Based on the tests carried out, it was necessary to record a loss in the amount of R$137 in the consolidated, of which R$37 in intangible assets (R$8 consolidated on December 31, 2023).

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset's recoverable amount at its initial or most recent recognition.

	Parent Company							
	Balance at 12.31.2023	Additi-ons	Remeasu-rement	Impair-ment	Depre-ciation	Write-offs	Transfers (*)	Balance at 12.31.2024
Land	227	-	-	-	-	(34)	(4)	189
Buildings	361	1	-	7	(12)	(154)	(4)	199
Property improvements	1,398	70	-	(52)	(141)	(104)	133	1,304
Machinery and equipment	917	104	-	(12)	(166)	(57)	115	901
Facilities	103	5	-	-	(21)	(6)	5	86
Furniture and fixtures	328	43	-	-	(52)	(14)	-	305
Construction in progress	70	324	-	-	-	(5)	(328)	61
Others	61	39	-	-	(10)	(3)	(57)	30
Total	3,465	586	-	(57)	(402)	(377)	(140)	3,075
Lease – right of use:								
Buildings	3,097	203	368	(43)	(434)	(110)	(14)	3,067
	3,097	203	368	(43)	(434)	(110)	(14)	3,067
Total	6,562	789	368	(100)	(836)	(487)	(154)	6,142

(*) R$(95) were transferred to intangibles and R$(59) to assets held for sale.

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company							
	Balance at 12.31.2022	Additi-ons	Remeasu-rement	Impair-ment	Depre-ciation	Write-offs	Transfers (*)	Balance at 12.31.2023
Land	417	-	-	-	-	(190)	-	227
Buildings	444	9	-	(8)	(17)	(71)	4	361
Property improvements	1,446	64	-	-	(142)	(180)	210	1,398
Machinery and equipment	905	116	-	-	(155)	(48)	99	917
Facilities	117	3	-	-	(21)	(12)	16	103
Furniture and fixtures	337	54	-	-	(52)	(18)	7	328
Construction in progress	118	429	-	-	-	(17)	(460)	70
Others	32	41	-	-	(10)	(1)	(1)	61
Total	3,816	716	-	(8)	(397)	(537)	(125)	3,465
Lease – right of use:								
Buildings	3,010	472	260	-	(427)	(218)	-	3,097
	3,010	472	260	-	(427)	(218)	-	3,097
Total	6,826	1,188	260	(8)	(824)	(755)	(125)	6,562

(*) Of the total amount R$125, R$134 were transferred to intangibles, and R$(9) to assets held for sale.

	Parent Company					
	Balance at 12.31.2024			Balance at 12.31.2023		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	**189**	**-**	**189**	227	-	227
Buildings	**354**	**(155)**	**199**	683	(322)	361
Property improvements	**2,758**	**(1,454)**	**1,304**	2,949	(1,551)	1,398
Machinery and equipment	**2,506**	**(1,605)**	**901**	2,466	(1,549)	917
Facilities	**360**	**(274)**	**86**	370	(267)	103
Furniture and fixtures	**942**	**(637)**	**305**	926	(598)	328
Construction in progress	**61**	**-**	**61**	70	-	70
Others	**122**	**(92)**	**30**	157	(96)	61
Total	**7,292**	**(4,217)**	**3,075**	7,848	(4,383)	3,465
Lease – right of use:						
Buildings	**6,446**	**(3,379)**	**3,067**	6,155	(3,058)	3,097
	6,446	**(3,379)**	**3,067**	6,155	(3,058)	3,097
Total	**13,738**	**(7,596)**	**6,142**	14,003	(7,441)	6,562

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated							
	Balance at 12.31.2023	Additions	Remeasurement	Impairment	Depreciation	Write-offs	Transfers (*)	Balance at 12.31.2024
Land	232	-	-	-	-	(35)	(5)	192
Buildings	361	1	-	7	(12)	(155)	(4)	198
Property improvements	1,406	70	-	(52)	(142)	(107)	130	1,305
Machinery and equipment	917	104	-	(12)	(167)	(57)	116	901
Facilities	103	5	-	-	(20)	(7)	5	86
Furniture and fixtures	328	43	-	-	(52)	(14)	-	305
Construction in progress	69	324	-	-	-	(4)	(328)	61
Other	60	39	-	-	(10)	(3)	(56)	30
Total	3,476	586	-	(57)	(403)	(382)	(142)	3,078
Lease – right of use:								
Buildings	3,101	203	370	(43)	(435)	(110)	(18)	3,068
	3,101	203	370	(43)	(435)	(110)	(18)	3,068
Total	6,577	789	370	(100)	(838)	(492)	(160)	6,146

(*) R$(95) were transferred to intangibles and R$(65) to assets held for sale.

	Consolidated									
	Balance at 12.31.2022	Additions	Remeasurement	Impairment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Grupo Éxito deconsolidation (**)	Balance at 12.31.2023
Land	422	-	-	-	-	(191)	(2)	198	(195)	232
Buildings	445	26	-	(8)	(17)	(71)	7	251	(272)	361
Property improvements	1,454	87	-	-	(142)	(184)	231	24	(64)	1,406
Machinery and equipment	905	200	-	-	(156)	(55)	95	85	(157)	917
Facilities	117	5	-	-	(21)	(12)	18	(2)	(2)	103
Furniture and fixtures	338	82	-	-	(52)	(19)	(12)	30	(39)	328
Construction in progress	116	477	-	-	-	(17)	(480)	(1)	(26)	69
Other	32	42	-	-	(10)	(2)	-	2	(4)	60
Total	3,829	919	-	(8)	(398)	(551)	(143)	587	(759)	3,476
Lease – right of use:										
Buildings	3,015	487	382	-	(428)	(221)	-	181	(315)	3,101
Equipment	-	4	-	-	-	-	-	1	(5)	-
	3,015	491	382	-	(428)	(221)	-	182	(320)	3,101
Total	6,844	1,410	382	(8)	(826)	(772)	(143)	769	(1,079)	6,577

(*) R$(134) was transferred to intangibles and R$9 to assets held for sale and R$(18) to others.
(**) See note 1.2

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 12.31.2024			Balance at 12.31.2023		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	**192**	**-**	**192**	232	-	232
Buildings	**353**	**(155)**	**198**	683	(322)	361
Property improvements	**2,757**	**(1,452)**	**1,305**	2,962	(1,556)	1,406
Machinery and equipment	**2,505**	**(1,604)**	**901**	2,470	(1,553)	917
Facilities	**360**	**(274)**	**86**	371	(268)	103
Furniture and fixtures	**942**	**(637)**	**305**	927	(599)	328
Construction in progress	**61**	**-**	**61**	69	-	69
Others	**122**	**(92)**	**30**	157	(97)	60
	7,292	**(4,214)**	**3,078**	7,871	(4,395)	3,476
Lease – right of use:						
Buildings	**6,449**	**(3,381)**	**3,068**	6,164	(3,063)	3,101
	6,449	**(3,381)**	**3,068**	6,164	(3,063)	3,101
Total	**13,741**	**(7,595)**	**6,146**	14,035	(7,458)	6,577

14.2 Guarantees

At December 31, 2024 and 2023, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 21.8.

14.3 Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2024 were R$1 (R$9 for the year ended December 31, 2023). The rate used to determine the borrowing costs eligible for capitalization was 198.61% of the CDI (175.90 % of the CDI for the year ended December 31, 2023), corresponding to the effective interest rate on the Company's borrowings.

14.4 Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Additions (i)	**789**	1,188	**789**	1,410
Lease	**(203)**	(472)	**(203)**	(491)
Capitalized borrowing costs	**(1)**	(9)	**(1)**	(9)
Property and equipment financing - Additions (ii)	**(509)**	(634)	**(509)**	(874)
Property and equipment financing – Payments (ii)	**531**	644	**532**	978
Total	**607**	717	**608**	1,014

(i) The additions made by the Company refer to the purchase of operational assets, purchases of land and buildings to expand activities, construction work on new stores, modernization of existing distribution centers, renovations of several stores and investments in equipment and information technology equipment

(ii) The previously mentioned additions and payments for fixed assets are ordered to demonstrate only the year's acquisitions, in order to reconcile them with the cash flow statement and the total additions shown in the table.

(In millions of Brazilian reais, unless otherwise stated)

14.5 Other information

As of December 31, 2024, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the amount of R$116 in the parent company (R$116 as of December 31, 2023) and R$116 in the consolidated financial statements (R$115 as of December 31, 2023), referring to the depreciation of trucks, machinery, buildings, and facilities related to the distribution centers.

(In millions of Brazilian reais, unless otherwise stated)

15. Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores' rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their useful lives (5 to 10 years), beginning amortization when they become operational.

Intangible assets with an indefinite useful lives are not amortized, but are subjected to impairment test at the end of the year or whenever there is an indication that their carrying value may not be recovered, individually or at the CGU level. The assessment is reviewed annually to determine whether the indefinite useful life remains valid. Otherwise, the useful life estimate is prospectively changed from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the statement of operations in the year when the asset is derecognized.

	Parent Company							
	Balance at 12.31.2023	Additions	Impairment	Remeasurement	Amortization	Write-off	Transfers	Balance at 12.31.2024
Goodwill	519	-	-	-	-	-	(37)	482
Tradename		-						
Commercial rights	47	3	-	-	-	-	-	50
Software and implementation	1,020	75	(37)	-	(289)	(5)	95	859
	1,586	78	(37)	-	(289)	(5)	58	1,391
Lease-right of use:								
Right of use Paes Mendonça	310	-	-	(3)	(21)	-	-	286
Software	11	-	-	-	(3)	(8)	-	-
	321	-	-	(3)	(24)	(8)	-	286
Total	1,907	78	(37)	(3)	(313)	(13)	58	1,677

(*) In December 2024, due to the transaction involving the sale of gas stations (note 1.6), the amount of (37) was reclassified to assets held for sale related to the goodwill of the gas stations in the state of São Paulo, and 95 was reclassified to property, plant, and equipment.

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company						
	Balance at 12.31.2022	Additions	Remeasurement	Amortization	Write-off	Transfers	Balance at 12.31.2023
Goodwill	519	-	-	-	-	-	519
Tradename	3	-	-	-	(3)	-	-
Commercial rights	47	-	-	-	-	-	47
Software and implementation	1,033	119	-	(262)	(4)	134	1,020
	1,602	119	-	(262)	(7)	134	1,586
Lease-right of use:							
Right of use Paes Mendonça	305	-	97	(32)	(60)	-	310
Software	14	-	-	(3)	-	-	11
	319	-	97	(35)	(60)	-	321
Total	1,921	119	97	(297)	(67)	134	1,907

	Parent Company					
	Balance at 12.31.2024			Balance at 12.31.2023		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	**482**	**-**	**482**	519	-	519
Commercial rights	**50**	**-**	**50**	47	-	47
Software and implementation	**1,884**	**(1,025)**	**859**	2,301	(1,281)	1,020
	2,416	**(1,025)**	**1,391**	2,867	(1,281)	1,586
Lease-right of use:						
Right of use Paes Mendonça (*)	**512**	**(226)**	**286**	515	(205)	310
Software	**88**	**(88)**	**-**	120	(109)	11
	600	**(314)**	**286**	635	(314)	321
Total	**3,016**	**(1,339)**	**1,677**	3,502	(1,595)	1,907

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated							
	Balance at 12.31.2023	Additions	Amortization	Impairment	Write-off	Remeasurement	Transfers	Balance at 12.31.2024
Goodwill	541	-	-	-	-	-	(37)	504
Comercial rights	47	3	-	-	-	-	-	50
Software	1,064	92	(305)	(37)	(5)	-	95	904
	1,652	95	(305)	(37)	(5)	-	58	1,458
Lease-right of use:								
Right of use Paes Mendonça	310	-	(21)	-	-	(3)	-	286
Software	11	-	(3)	-	(8)	-	-	-
	321	-	(24)	-	(8)	(3)	-	286
Total	1,973	95	(329)	(37)	(13)	(3)	58	1,744

(*) In December 2024, due to the transaction involving the sale of gas stations (note 1.6), an amount of (37) was reclassified to assets held for sale related to the goodwill of the gas stations in the state of São Paulo, and 95 was reclassified to property, plant, and equipment.

	Consolidated								
	Balance at 12.31.2022	Additions	Amortiza Tion	Writ e-off	Remeasurem ent	Conversion adjustment for presentation currency	Transfers	Deconsolidati on (*)	Balance at 12.31.2023
Goodwill	541	-	-	-	-	19	-	(19)	541
Tradename	5	6	-	(5)	-	312	-	(318)	-
Comercial rights	47	-	-	-	-	-	-	-	47
Contractual rights	1	-	-	-	-	(1)	-	-	-
Software	1,073	151	(275)	(4)	-	14	133	(28)	1,064
	1,667	157	(275)	(9)	-	344	133	(365)	1,652
Lease-right of use:									
Right of use Paes Mendonça	305	-	(32)	(60)	97	-	-	-	310
Software	14	-	(3)	-	-	-	-	-	11
	319	-	(35)	(60)	97	-	-	-	321
Total	1,986	157	(310)	(69)	97	344	133	(365)	1,973

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 12.31.2024			Balance at 12.31.2023		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	**504**	**-**	**504**	541	-	541
Commercial rights	**50**	**-**	**50**	47	-	47
Contractual rights	**2**	**(2)**	**-**	2	(2)	-
Software	**1,975**	**(1,071)**	**904**	2,376	(1,312)	1,064
	2,531	**(1,073)**	**1,458**	2,966	(1,314)	1,652
Lease-right of use:						
Right of use Paes Mendonça (*)	**512**	**(226)**	**286**	514	(204)	310
Software	**88**	**(88)**	**-**	120	(109)	11
	600	**(314)**	**286**	634	(313)	321
Total intangibles	**3,131**	**(1,387)**	**1,744**	3,600	(1,627)	1,973

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

15.1 Impairment test of goodwill

The impairment test of intangibles uses the same practices described in note 14.

For the purposes of testing for loss due to impairment, the goodwill acquired through business combinations with an indefinite duration was allocated to the CGUs, which is also the Company's operating segment.

The recoverable value of the segment is determined through a calculation based on value in use, based on cash projections from financiais budgets approved by Senior Management for the next five years. Revenues were projected considering historical sales and inflation projections, without considering expansion. Gross profit and operating expenses were projected considering the historical percentage adjusted with operating gains, efficiency and inflation expectations. Working capital considers the operational improvement in days of cost of goods sold. The investments (CAPEX) necessary to maintain the UGCs were based on the investment plan for the year 2024 and the average long-term investment history. The nominal discount rate applied to cash flow projections is 12.1% (8.4% in 2023), and cash flows that exceed the five-year period are extrapolated using a growth rate of 5.7%. % (5.7% on December 31, 2023). As a result of this analysis, no need to record a provision for impairment of these assets was identified.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5% increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

15.2 Commercial right

Goodwill is the right to operate stores, which refers to rights acquired or allocated in business combinations.

In Management's understanding, goodwill values are recoverable, either through the value returned from the stores' cash flow or through the possibility of trading goodwill with third parties.

Goodwill is tested following the same assumptions used in the Company's other recoverability tests following the term of use of these assets.

(In millions of Brazilian reais, unless otherwise stated)

15.3 Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Additions	78	119	95	157
Total	78	119	95	157

16. Suppliers and Supplier Finance

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Product suppliers	3,087	2.845	3,114	2.891
Service suppliers	199	211	206	217
Bonuses from suppliers (note 16.2)	(344)	(379)	(344)	(379)
	2,942	2.677	2,976	2.729
Supplier finance (note 16.1)	372	524	372	524

16.1 Agreement between suppliers, the Group and banks

The Company maintains agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of structuring operations to advance the receipt of their receivables owed by the Company. Generally, these transactions are called "forfait" / "confirming" / "risk drawn". Financial institutions become creditors and the Company makes payments under the same conditions as those originally agreed with the supplier.

The Administration, based on IAS7/CPC3(R2) and IFRS7/CPC40(R1), assessed that the economic substance of the transaction is operational in nature, considering that carrying out the advance payment is at the sole discretion of the supplier and, for the Company, There are no changes to the original term negotiated with the supplier, nor any changes to the originally contracted values. These transactions are intended to facilitate the cash flow of its suppliers without advance payments by the Company. Management assessed the potential effects of adjustment to present value of these operations and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as "Supplier - Finance" and the cash flows arising from these transactions are presented as an operating activity in the cash flow statement.

Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

The Company has the right to receive a premium for recommending suppliers for these securities advance operations, which is recognized directly in profit or loss, in the amount of R$13 on December 31, 2024 (R$11 on December 31, 2023).

As of December 31, 2024, the balance payable related to these operations is R$372 (R$524 as of December 31, 2023).

The balances of suppliers and supplier finance are similar and do not exceed the 64-day expiry period on December 31, 2024.

The company does not face significant liquidity risk due to its Supplier Finance, as a result of the limited amount of liabilities subject to the supplier finance agreements and the group's access to other credit lines with similar terms.

16.2 Bonuses from suppliers

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The collection of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occurs by the net amount.

(In millions of Brazilian reais, unless otherwise stated)

17. Borrowings and financing

17.1 Debt breakdown

	Weighted average rate	Parent Company 12.31.2024	Parent Company 12.31.2023	Consolidated 12.31.2024	Consolidated 12.31.2023
Debentures and promissory note					
Debentures Certificate of agribusiness receivables and promissory notes (note 17.4)	CDI + 1.67% per year	**3,308**	3,350	**3,308**	3,350
		3,308	3,350	**3,308**	3,350
Borrowings and financing					
Local currency					
Working capital	CDI +2.62% per year	**225**	1,753	**225**	1,753
Working capital	TR + 9,80%	**4**	7	**4**	7
Swap contracts (note 17.7)	CDI-0.10% per.year	**-**	(1)	**-**	(1)
Unamortized borrowing costs		**-**	(6)	**-**	(6)
		229	1,753	**229**	1,753
Foreign currency (note 17.5)					
Working capital	USD + 1.87% per year	**-**	142	**-**	142
Swap contracts (note 17.7)	EUR + 5.44% per year	**508**	-	**508**	-
Swap contracts (note 17.7)	CDI + 1.60% per year	**(23)**	28	**(23)**	28
		485	170	**485**	170
Total		**4,022**	5,273	**4,022**	5,273
Noncurrent assets		**23**	1	**23**	1
Current liabilities		**849**	972	**849**	972
Noncurrent liabilities		**3,196**	4,302	**3,196**	4,302

(In millions of Brazilian reais, unless otherwise stated)

17.2 Changes in borrowings

	Parent Company	Consolidated
At December 31, 2023	5,273	5,273
Additions	**1,829**	**1,829**
Accrued interest	**530**	**530**
Accrued swap	**(37)**	**(37)**
Mark-to-market	**2**	**2**
Monetary and exchange rate changes	**53**	**53**
Borrowing cost	**21**	**21**
Interest paid	**(1,051)**	**(1,051)**
Payments	**(2,598)**	**(2,598)**
At December 31, 2024	**4,022**	**4,022**

	Parent Company	Consolidated
At December 31, 2022	5.863	5.863
Additions	484	1.718
Accrued interest	804	952
Accrued swap	12	26
Mark-to-market	-	42
Monetary and exchange rate changes	(21)	(19)
Borrowing cost	15	15
Interest paid	(605)	(729)
Payments	(1.250)	(1.375)
Swap paid	(29)	(68)
Foreign currency translation adjustment	-	209
Grupo Èxito deconsolidation	-	(1.361)
At December 31, 2023	5.273	5.273

17.3 Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities.

Year	Parent Company	Consolidated
From 1 to 2 years	1,902	1,902
From 2 to 3 years	498	498
From 3 to 4 years	637	637
After 5 years	155	155
Subtotal	3,192	3,192
Unamortized borrowing costs	(19)	(19)
Total	3,173	3,173

(In millions of Brazilian reais, unless otherwise stated)

17.4 Debentures and Promissory Notes.

	Type	Issue Amount	Outstanding debentures (units)	Date – Issue	Date – Maturity	Financial charges	Unit price (in reais)	Parent Company and Consolidated 12.31.2024	Parent Company and Consolidated 12.31.2023
18th Issue of Debentures – CBD - 1st serie (*)(**)	No preference	980	852,670	05/14/21	05/10/26	CDI + 1.70% per year	1,017	867	969
18th Issue of Debentures – CBD - 2nd serie (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1,017	529	529
5th Issue of Promissory Notes – CBD - 1st serie	No preference	500	-	07/30/21	07/30/25	CDI + 1.55% per year	-	-	677
5th Issue of Promissory Notes – CBD - 2nd serie	No preference	500	-	07/30/21	07/30/26	CDI + 1.65% per year	-	-	679
19th Issue of Debentures – CBD - 1st serie	No preference	377	376,616	02/24/23	02/11/28	CDI + 1.00% per year	1,044	393	395
19th Issue of Debentures – CBD - 2nd serie	No preference	123	123,384	02/24/23	02/13/30	CDI + 1.20% per year	1,257	155	138
20th Issue of Debentures – CBD - 1st serie	No preference	378	377,913,287	12/05/24	07/29/25	CDI + 1,55% per year	1	381	-
20th Issue of Debentures – CBD - 2nd serie	No preference	758	758,316,316	12/05/24	07/29/26	CDI + 1,65% per year	1	765	-
20th Issue of Debentures – CBD - 3rd serie (***)	No preference	250	250,000	12/05/24	11/29/27	CDI + 2,50% per year	1,009	252	-
Borrowing cost								(34)	(37)
								3,308	3,350
Current liabilities								834	31
Noncurrent liabilities								2,474	3,319

(*) The due date for each series of the 18st series is given in two installments, with the due dates for the 1st series on 05/10/25 and 05/10/26 and for the 2nd series on 05/10/27 and 05/10/28.

(**) On 09/11/24, the Company carried out an optional acquisition operation of debentures from the 1st series of the 18th issue on the secondary market, following market prices and lower than their nominal unit value at the time of issue. The total disbursed was R$101 for the acquisition of 100,000 debentures, equivalent to the updated total nominal value of R$104 of the issue, representing 6.8% of the outstanding debentures of this Issue. The gain on the transaction in the amount of R$3 is recorded in the financial result (note 28).

(***) The due date of the 3rd series of the 20th issuance will occur in two installments, on 11/29/2026 and 11/29/2027.

(In millions of Brazilian reais, unless otherwise stated)

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

In 2021, the 18th issuance of simple debentures, non-convertible into shares, of the unsecured type, in up to 2 series, with maturity periods ranging from 5 to 7 years, in the amount of R$1,500, for public distribution with restricted placement efforts, took place. The funds were used to strengthen working capital and/or extend the debt profile.

On July 20, 2021, the Company's Board of Directors approved the issuance of its 5th series of commercial promissory notes, in 2 series, with maturity periods between 4 and 5 years, in the total amount of R$1,000 for public distribution with restricted placement efforts. The funds were' used to strengthen working capital and/or extend the debt profile. On December 5, 2024, the Company made the full and early payments for both series of this issuance.

On January 24, 2023, CBD carried out the 19th issue of simple debentures, not convertible into shares, of the unsecured type, in two series, which were placed privately with Virgo Security Company, which in turn subscribed, paid in and issued two real estate credit notes to bind them as collateral for the securitization operation for the issuance of real estate receivables certificates of the 1st (first) and 2nd (second) series of the 80th (eightieth) issue. The resources raised through the debentures were allocated directly to reimbursement, by the Company, of expenses, costs and expenses arising from the payment of rents already incurred on certain properties, in the manner provided for in this Deed of Issuance.

The amortization of the 1st series of the 18th issue of debentures occurs with payments in two installments in 2025 and 2026 with semi-annual remuneration and the 2nd series of the 18th issue occurs with payments in two installments in 2027 and 2028 with semi-annual remuneration. The amortization of the 1st series of the 19th issue will occur with exclusive payment at maturity with semi-annual remuneration and the amortization and remuneration of the 2nd series of the 19th issue will occur with exclusive payment at maturity. The amortization and remuneration of the 1st and 2nd series of the 20th issue will occur with exclusive payment at maturity and the amortization of the 3rd series will occur with payments in two installments in 2026 and 2027 with quarterly remuneration.

On August 7, 2023, the Company carried out an optional acquisition operation of debentures from the 1st series of the 18th issue on the secondary market, observing market prices and prices lower than their nominal unit value at the time of issue. The total disbursed was R$21 for the acquisition of 27,330 debentures, equivalent to the updated total nominal value of R$28 of the issue, representing 1.8% of the outstanding debentures of this issue. The debentures subject to this repurchase were canceled in December 2023. The gain on the transaction in the amount of R$7 is recorded in the financial result.

On November 7, 2024, the Company's Board of Directors approved the 20th issuance of simple debentures, not convertible into shares, in 3 series, unsecured with a maturity date of up to 3 years, in the amount of R$1,386 for public distribution. The resources raised through the Debentures were used to prepay the 1st (first) and 2nd (second) series of commercial promissory notes of the 5th (fifth) issue of the Company.

17.5 Borrowings in foreign currencies

On December 31, 2024 GPA had loans in foreign currencies (Euro) that were originally contracted to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments.

17.6 Guarantees

The Company does not provide relevant guarantees for its loan agreements..

(In millions of Brazilian reais, unless otherwise stated)

17.7 Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in euro and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on December 31, 2024 was 10.88% (13.04% as of December 31, 2023).

17.8 Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2024, GPA complied with these ratios.

(In millions of Brazilian reais, unless otherwise stated)

18. Financial instruments

The main financial instruments and their carrying amounts, by category, are as follows:

	Parent Company		Consolidated	
	Carrying amount		Carrying amount	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Financial assets:				
Amortized cost				
Cash and cash equivalents	**2,106**	2,794	**2,631**	2,971
Related parties - assets	**13**	241	**5**	52
Trade receivables and other receivables	**1,117**	1,137	**1,165**	1,224
Fair value through profit or loss				
Financial instruments – Fair Value Hedge	**23**	1	**23**	1
Financial investments	**15**	499	**15**	777
Fair value through other comprehensive income				
Trade receibles credit card companies and sales vouchers	**130**	159	**131**	159
Financial liabilities:				
Amortized cost				
Related parties - liabilities	**(52)**	(206)	**(6)**	(85)
Trade payables	**(2,942)**	(2,677)	**(2,976)**	(2,729)
Suplier finance	**(372)**	(524)	**(372)**	(524)
Financing for purchase of assets	**(156)**	(112)	**(156)**	(112)
Debentures and promissory notes	**(3,308)**	(3,350)	**(3,308)**	(3,350)
Borrowings and financing	**(229)**	(1,747)	**(229)**	(1,747)
Lease	**(4,327)**	(4,295)	**(4,328)**	(4,300)
Fair value through profit or loss				
Borrowings and financing (*Hedge accounting underlyng)*	**(508)**	(149)	**(508)**	(149)
Financial instruments – Fair Value Hedge – liabilities side	**-**	(28)	**-**	(28)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1 Considerations about risk factors that may affect the Company's and its subsidiaries' business

(i) Credit risk

- Cash and cash equivalents: In order to minimize credit risk, the Company adopts investment policies in financial institutions approved by its Financial Committee, considering monetary limits and evaluations of the financial institutions, which are constantly updated.
- Accounts receivable: Credit risk related to accounts receivable is minimized because a large portion of sales is made through credit cards. Some of these receivables are sold to banks and credit card companies to provide working capital, which results in the derecognition of the receivables due to the transfer of credit risk, benefits, and control over such assets. Additionally, mainly for installment receivables, the Company monitors risk through credit granting and constant analysis of the allowance for doubtful accounts balances.
- There are no receivables from operations or customer sales that are individually bigger than 5% of accounts receivable or revenues.
- The Company also faces counterparty risk related to derivative instruments. This risk is mitigated by conducting transactions according to policies approved by governance bodies.
- Other receivables balances are considered uncollectible and, therefore, written off from accounts receivable when payment is not made within 360 days from the due date. At the end of each fiscal year, the Company assesses whether the assets or groups of financial assets have experienced impairment of their recoverable value.

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii) Foreign currency exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency andinterest rates.

(iv) Capital risk management

The main objective of the Company's capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes to the objectives, policies, or processes during the period ended December 31, 2024.The Group capital structure is as follows:

(In millions of Brazilian reais, unless otherwise stated)

	Parent company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Cash and cash equivalents	**2,106**	2,794	**2,631**	2,971
Trade receivables	**368**	420	**408**	458
Financial instruments – Fair value hedge	**23**	(27)	**23**	(27)
Borrowings and financing	**(4,045)**	(5,246)	**(4,045)**	(5,246)
Net financial debt (Covenants)	**(1,548)**	(2,059)	**(983)**	(1,844)
Shareholders' equity	**(2,926)**	(4,717)	**(2,935)**	(4,722)
Net debt to equity ratio	**53%**	44%	**33%**	39%

(v) Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company's financial liabilities as of December 31, 2024.

a) Parent company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,175	3,744	345	**5,264**
Lease liabilities	959	3,280	3,427	**7,666**
Trade payables	2,942	-	-	**2,942**
Suplier finance	372	-	-	**372**
Total	**5,448**	**7,024**	**3,772**	**16,244**

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,175	3,744	345	**5,264**
Lease liabilities	957	3,284	3,429	**7,670**
Trade payables	2,976	-	-	**2,976**
Suplier finance	372	-	-	**372**
Total	**5,480**	**7,028**	**3,774**	**16,282**

(vi) Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (Euro) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2024 the reference value of these contracts were R$478 (R$189 at December 31, 2023). These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Company's treasury policies, swaps cannot be contracted with restrictions ("caps"), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional "swap" and "forwards" operations to hedge against debts.

(In millions of Brazilian reais, unless otherwise stated)

The Company calculates the effectiveness of hedge transactions atinception date and on continuing basis. Hedge transactions contracted in the year ended December 31, 2024 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 48 (IFRS 9), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated			
		Notional value		Fair value	
		12.31.2024	12.31.2023	12.31.2024	12.31.2023
Swap with hedge accounting					
Hedge object (debt)		**478**	189	**512**	149
Long position (buy)					
Prefixed rate	TR + 9.80% per year	**22**	22	**4**	7
US$ + fixed	USD + 1.87 % per year	**-**	167	**-**	142
	EUR + 5.44% per year	**456**	-	**508**	-
		478	189	**512**	149
Short position (sell)					
	CDI + 1.59% per year	**(478)**	(189)	**(489)**	(176)
Hedge position – Asset		**-**	-	**23**	1
Hedge position - liability		**-**	-	**-**	(28)
Net hedge position		**-**	-	**23**	(27)

Gains and losses on these contracts during the period ended December 31, 2024 are recorded as financial expenses, net and the balance payable at fair value is R$23 (R$27 as of December 31, 2023), the asset is recorded in line item "Derivative financial instrument - fair value hedge" and the liability in "Borrowings and financing".

(vii) Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are prepared and rates are projected by the market calculated based on currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

(viii) Other liquidity risks

Due to the corporate restructuring operations involving Sendas Distribuidora S.A. and Grupo Casas Bahia S.A., as well as the leasing operation of commercial establishments contracted with Grupo Paes Mendonça in 1999, it is possible that third parties may sue the Company in relation to contingencies of those companies based on allegations of solidarity or succession. The Company monitors issues related to this topic with external legal advisors.

(In millions of Brazilian reais, unless otherwise stated)

18.2 Sensitivity analysis of financial instruments

According to the Management's assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$6.00 per dollar on the due date, and the weighted interest rate weighted was 14.68% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i) Other financial instruments

Transactions	Risk (CDI variation)	Balance at 12.31.2024	Market projection		
			Scenario I	Scenario II	Scenario III
Fair value hedge (fixed rate)	CDI - 0.11% per year	(4)	(1)	(1)	(1)
Fair value hedge (exchange rate)	CDI + 1.60% per year	(485)	(73)	(80)	(67)
Debentures and promissories notes	CDI + 1.67% per year	(3,342)	(528)	(574)	(481)
Bank loans	CDI + 2.62% per year	(225)	(37)	(40)	(34)
T otal borrowings and financing exposure		(4,056)	(639)	(695)	(583)
Cash and cash equivalents (*)	97.12% of CDI	2.458	369	406	332
Financial aplications (*)	97.12% of CDI	15	2	3	2
Net exposure		(1,583)	(268)	(286)	(249)

(*) Weighted average

18.3 Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 ("IFRS13"), which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet date based on quoted (unadjusted) prices in active markets for assets or liabilities that the entity may have access to at the measurement date.

Level 2: Measurement of fair value at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The data for these models are obtained, whenever possible, from observable markets or from information, on comparable operations and transactions in the market. The judgments include the analyses of the data, such as liquidity risk, credit risk and volatility. Changes in assumptions about to these factors may affect the reported fair value of financial instruments.

(In millions of Brazilian reais, unless otherwise stated)

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated		
	Carrying amount	Fair value	
	12.31.2024	12.31.2024	Level
Financial assets and liabilities			
Trade receibles with credit card companies and sales vouchers	131	131	2
Swaps of annual rate between currencies	23	23	2
Financial aplications – CDB	15	15	2
Borrowings and financing (FVPL)	(508)	(508)	2
Borrowings and financing and debentures (amortized cost)	(3,537)	(3,537)	2
Total	(3,876)	(3,876)	

There were no changes between the fair value measurements levels in the period ended December 31, 2024.

The interest rate, foreign currency, loans and financing swaps, and financial investments are classified in level 2, as they use readily observable market *inputs*, such as interest rate forecasts and spot and forward exchange rate quotations.

18.4 Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated	
Risk	Reference value	Due date	12.31.2024	12.31.2023
Debt				
EUR – BRL	EUR$ 75 millions	2026	23	-
USD – BRL	US$ 30 millions	2024	-	(28)
Interest rate – BRL	R$ 21	2026	-	1
Financial application				
USD – BRL	US$ 156 millions	2024	-	20
Total			23	(7)

The hedge effects at fair value for the better result of the period ending on December 31, 2024 will result in a loss of R$30 (loss of R$48 on December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

19. Taxes and contributions to be collected and paid in installments

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax ("ICMS") and Services Tax ("ISS"), calculated based on the rates applicable to each city, as well as contribution for the Social Integration Program ("PIS") and contribution for Social Security Financing ("COFINS"), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

19.1 Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Taxes payable in installments - Law 11,941/09(ii)	**-**	38	**-**	38
Taxes payable in installments – *PERT*(i)	**103**	116	**103**	116
IPI (iii)	**48**	54	**48**	54
ICMS	**220**	176	**223**	178
Paulista Agreement - Law No. 17,843/2023 (iv)	**624**	-	**624**	
Others	**10**	9	**12**	11
	1,005	393	**1,010**	397
Current	**380**	324	**385**	328
Noncurrent	**625**	69	**625**	69

(i) The Company decided to include federal tax liabilities in the Special Tax Regularization Program – PERT, according to the conditions described in Law No. 13,496, of October 24, 2017. In addition to payment in installments, PERT grants reductions in the amounts of fines and interest. The Company included liabilities related to (i) assessments on transactions of purchase, industrialization, and export sale of soybeans and derivatives (PIS/COFINS), (ii) non-homologation of compensations (IRPJ, PIS/COFINS); in addition to liabilities previously classified as having a possible risk of loss mainly related to CPMF (note no. 21.3). PERT is being settled in monthly installments over 12 years. The Company is current with the obligations assumed under this installment agreement.

(ii) Federal Tax Installments (Law No. 11,941/09) – Law No. 11,941, published on May 27, 2009, established a differentiated installment program for the payment of federal and social security tax liabilities due by November 2008, and granted several benefits to its participants, such as reduction of fines, interest, and legal charges, the possibility of using accumulated tax losses to settle late-payment fines and interest, a term of up to 180 months to pay the consolidated balance, use of judicial deposits to reduce the consolidated balance, and the non-incidence of IRPJ/CSLL/PIS/COFINS on the gains from debt reductions resulting from participation in this installment program. On December 31, 2024, the Company completed its obligations assumed in this installment.

(iii) The Company decided to include IPI liabilities in the Self-Regularization Program (established by Law No. 14,740, of November 29, 2023, and regulated by RFB Normative Instruction No. 2,168, of December 28, 2023), which granted benefits such as reductions in fines and interest, the possibility of payment using tax losses and negative CSLL base, as well as installment payments of up to 48 times. The gains from these reductions will not be subject to IRPJ/CSLL/PIS/COFINS taxation, as provided in the legislation.

(iv) The Company joined the ICMS debt settlement program of the State of São Paulo ("Agreement"), as per the Public Notice PGE/Transação No. 01/2024, established in Article 43 of Law No. 17,843/2023.

(In millions of Brazilian reais, unless otherwise stated)

The Agreement aims for voluntary regularization by taxpayers, reducing judicial disputes, with the granting of benefits for the payment of debts in the State of São Paulo's active debt. The main benefits of the Agreement are: (i) a 100% discount on incurred interest; (ii) a 50% discount on the sum of principal and fines, limited to the amount of the principal; and (iii) payment of debts in 120 monthly installments adjusted by the SELIC rate. After individually analyzing the judicial processes and weighing the risks and benefits, the Company decided to join the Agreement, amounting to R$ 3.6 billion, which substantially represents the total eligible liabilities in this context, resulting in a reduction of approximately 80% of this amount, with a resulting liability of approximately R$ 791 million at the time of the adhesion. The Company recognized an expense of R$ 258 million, with R$ 66 million recognized in other operating expenses and R$ 192 million related to the discontinued operation of the hypermarkets.

19.2 Maturity schedule of taxes payable in installments in noncurrent liabilities:

	Consolidated
From 1 to 2 years	66
From 2 to 3 years	72
From 3 to 4 years	75
From 4 to 5 years	72
Above 5 years	340
	625

20. Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL After the unfavorable decision of the STF, in February 2023, about the limits of the Res judicata, with modulation for application of its effects as of September 2007, the Company becomes a Social Contribution taxpayer as of the 9% rate, which should be added to the Income Tax rate of 25% to reach the total of 34%.

Deferred income tax and social contribution

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income tax and social contribution assets do not have a statutory term, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities and are related to their subsidiaries that have tax planning opportunities to use these balances.

Deferred income tax and social contribution assets measurement requires a significant judgment by Management, based on the attribution of profit and the level of future taxable profit, in accordance with the approved strategic plan by the Board of Directors.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

In virtue of nature and complexity of the Group's businesses, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries set up provisions, based on reasonable estimates, for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

(In millions of Brazilian reais, unless otherwise stated)

20.1 Provision for income tax and social contribution

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Provision for income tax and social contribution payable	-	-	-	2
Uncertain income tax and social contribution – (ICPC22)	227	223	231	223
Self-regularization program	**127**	127	**127**	127
	354	350	**358**	352
Current	**68**	80	**72**	82
Noncurrent	**286**	270	**286**	270

20.2 Uncertainty about the treatment of income tax and social contribution

In accordance with IFRIC 23/ICPC 22 – Uncertainty over Income Tax Treatment, the Company has administrative and judicial discussions with federal regulatory bodies, related to uncertain treatments adopted in the calculation of income tax and social contribution on net profit. Based on internal assessment and advice from legal advisors, the tax treatment adopted by the Company is deemed appropriate, and for this reason, these issues are classified as having a higher chance of success than failure (*more likely than not*).

IRPJ, CSLL - GPA has a series of tax assessments related to processes of compensation, discrepancies in payments and overpayments, fines for non-compliance with accessory obligations, invalidity of tax assessments, among others of lesser significance. The amount involved is R$1,347 as of December 31, 2024 (R$512 as of December 31, 2023).

The Company has legal and administrative proceedings related to the collection of differences in the payment of IRPJ and CSLL, allegedly owed for the years 2007 to 2013, claiming there was an improper deduction of goodwill amortization. If the Company is required to pay these differences, according to management's evaluation and their legal advisors, the Company has the right to be indemnified by Peninsula Participações S.A. and Casino Guichard Perrachon S.A. The amount involved is R$2,552 as of December 31, 2024 (R$2,425 as of December 31, 2023).).

(In millions of Brazilian reais, unless otherwise stated)

20.3 Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated	
	12.31.2024	12.31.2023 Restated	12.31.2024	12.31.2023 Restated
Loss before income tax and social contribution (continued operations)	**(1,705)**	(463)	**(1,677)**	(346)
Credit of IR and CSLL	**580**	153	**570**	113
Tax penalties	**(15)**	(20)	**(15)**	(27)
Share of profit (loss) of associates	**34**	249	**22**	261
Tax benefits	**-**	4	**-**	4
Tax credits	**-**	144	**-**	144
CSLL Negative Base Constitution	**-**	305	**-**	305
Deferred IRPJ and CSLL not recognized on tax loss and Negative basis(*)	**(543)**	(400)	**(543)**	(400)
Other permanent differences (non deductible)	**(20)**	(5)	**(22)**	18
Effective income tax and social contribution expensive	**36**	430	**12**	418
Income tax and social contribution expense for the period:				
Current	**(70)**	(187)	**(93)**	(193)
Deferred	**106**	617	**105**	611
Credit income tax and social contribution expense	**36**	430	**12**	418
Effective rate	**2.11%**	92.87%	**0.72%**	120.81%

(*) The Company ceased recording tax loss credits in the second quarter of 2023. On December 31, 2023, the Company's Management prepared an assessment of the viability of the future realization of the deferred tax asset, considering the probable ability to generate profits taxable, in the context of the main variables of your business. Based on this study, the Company recorded an amount of R$250 related to the write-off of impairment of the tax loss (note 20.4).

20.4 Breakdown of deferred income tax and social contribution

	Parent Company					
	12.31.2024			12.31.2023		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution (*)	**715**	**-**	**715**	965	-	965
Provision for contingencies	**745**	**-**	**745**	782	-	782
Goodwill tax amortization	**-**	**(371)**	**(371)**	-	(381)	(381)
Mark-to-market adjustment	**-**	**(11)**	**(11)**	-	(8)	(8)
Fixed, intangible and investment properties	**-**	**(40)**	**(40)**	-	(330)	(330)
Unrealized gains with tax credits	**-**	**(325)**	**(325)**	-	(362)	(362)
Leasing – (right of use)	**1,454**	**(1,113)**	**341**	1,431	(1,110)	321
Other	**103**	**-**	**103**	64	-	64
Deferred income tax and social contribution assets (liabilities), gross	**3,017**	**(1,860)**	**1,157**	3,242	(2,191)	1,051
Compensation	**(1,860)**	**1,860**	**-**	(2,191)	2,191	-
Deferred income tax and social contribution assets (liabilities), net	**1,157**	**-**	**1,157**	1,051	-	1,051

(*) The amount of R$ 715 is composed by R$ 2,064 of tax loss and an amount of R$ (1,349) related to the recognition of provision for impairment, considering the probable capacity to generate taxable profits.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	12.31.2024			12.31.2023		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution (*)	**745**	**-**	**745**	995	-	995
Provision for contingencies	**747**	**-**	**747**	783	-	783
Goodwill tax amortization	**-**	**(371)**	**(371)**	-	(381)	(381)
Mark-to-market adjustment	**-**	**(11)**	**(11)**	-	(8)	(8)
Fixed intangible and investment properties	**-**	**(40)**	**(40)**	-	(330)	(330)
Unrealized gains with tax credits	**-**	**(330)**	**(330)**	-	(366)	(366)
Leasing – (right of use)	**1,454**	**(1,113)**	**341**	1,431	(1,110)	321
Others	**103**	**-**	**103**	64	-	64
Deferred income tax and social contribution assets (liabilities), gross	**3,049**	**(1,865)**	**1,184**	3,273	(2,195)	1,078
Compensation	**(1,865)**	**1,865**	**-**	(2,195)	2,195	-
Deferred income tax and social contribution assets (liabilities), net	**1,184**	**-**	**1,184**	1,078	-	1,078

(*) The amount of R$745 is composed by R$2,094 of tax loss, and an amount of R$(1,349) related to the recognition of impairment, considering the probable capacity to generate taxable profits.

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
From 1 to 2 years	**36**	**36**
From 2 to 3 years	**57**	**57**
From 3 to 4 years	**110**	**110**
From 4 to 5 years	**141**	**141**
Above 5 years	**813**	**840**
	1,157	**1,184**

20.5 Movement in deferred income tax and social contribution

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Opening balance	**1,051**	890	**1,078**	922
Credit (expense) for the period - Continued operations	**106**	617	**105**	611
Credit (expense) for the period - Discontinued operations	**-**	76	**-**	(24)
Assets held for sale and discontinued operations	**-**	-	**-**	101
Contingencies – CSLL	**-**	(305)	**-**	(305)
Éxito group desconsolidation	**-**	(227)	**-**	(227)
Others	**-**	-	**1**	-
At the end of the period	**1,157**	1,051	**1,184**	1,078

(In millions of Brazilian reais, unless otherwise stated)

21. Provision for contingencies

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or non-formalized) due to a past event, it is likely that an outflow of funds is required to settle the obligation, and it is possible to make a reliable estimate of the amount that obligation. The expense related to any provision is recorded in the income for the year, net of any reimbursement. In the case of success fees, the Company and its subsidiaries have a policy of provisioning at the time the fees are incurred, that is, when the cases are finally judged, the amounts involved for the cases still being disclosed in the explanatory notes not finalized.

The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of occurrence and amounts involved and the assessment of external lawyers.

The provision for risks is estimated by the Company's management, supported by its legais counsel and was recognized in an amount considered sufficient to cover probable losses.

21.1 Parent Company

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2023	1,108	802	238	2,148
Additions	490	539	159	1,188
Payments	-	(454)	(77)	(531)
Reversals	(137)	(133)	(94)	(364)
Transfers (*)	(566)	-	-	(566)
Monetary adjustment	34	88	41	163
Balance at December 31, 2024	929	842	267	2,038

x(*) Refers to the adhesion under the installment plan to the program regulated by the São Paulo State Attorney's Office, through Article 43 of Law No. 17,843/2023, transferred to installment taxes, as explained in explanatory note 19.1.

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	658	194	2,613
Additions	94	657	91	842
Payments	(93)	(66)	(56)	(215)
Reversals	(366)	(530)	(24)	(920)
Transfers (*)	(403)	-	-	(403)
Monetary adjustment	115	83	33	231
Balance at December 31, 2023	1,108	802	238	2,148

(*) R$127 refers to the inclusion of deferred income tax and social contribution debts in the Self-Regulation Program and R$223 refers to uncertain deferred income tax and social contribution (ICPC22), both transferred to note 20.1 (Tax Provision of Income and Social Contribution) and R$54 refers to the transfer of the inclusion of IPI debts in the Self-Regulation Program to note 19.1 (Taxes in installments).

(In millions of Brazilian reais, unless otherwise stated)

21.2 Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2023	1,108	804	239	2,151
Additions	490	539	159	1,188
Payments	-	(454)	(77)	(531)
Reversals	(137)	(133)	(94)	(364)
Transfers (*)	(566)	-	-	(566)
Monetary adjustment	34	89	41	164
Balance at December 31, 2024	929	845	268	2,042

(*) Refers to the adhesion under the installment plan to the program regulated by the São Paulo State Attorney's Office, through Article 43 of Law No. 17,843/2023, transferred to installment taxes, as per explanatory note No. 19.1.

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	668	200	2,629
Additions	98	659	98	855
Payments	(93)	(67)	(62)	(222)
Reversals	(370)	(539)	(33)	(942)
Transfers (*)	(403)	-	-	(403)
Monetary adjustment	114	84	33	231
Foreign currency translation adjustment	7	1	2	10
Éxito Deconsolidation	(6)	(2)	1	(7)
Balance at December 31, 2023	1,108	804	239	2,151

(*) R$127 refers to the inclusion of deferred income tax and social contribution debts in the Self-Regulation Program and R$223 refers to uncertain deferred income tax and social contribution (ICPC22), both transferred to note 20.1 (Tax Provision of Income and Social Contribution) and R$54 refers to the transfer of the inclusion of IPI debts in the Self-Regulation Program to note 19.1 (Taxes in installments).

21.3 Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2024, the Company maintains a provision of R$21 (R$354 as of December 31, 2023), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. The reduction was due to the fact that the Company adhered, in installments, to the program regulated by the São Paulo State Attorney's Office (note 19).

In addition to this matter, the Company had notices relating to the disallowance of electricity credit, which, after the STF Judgment, disallowed the action relating to the matter on the grounds that it was an infraconstitutional issue. The Company adhered to the program regulated by the São Paulo State

(In millions of Brazilian reais, unless otherwise stated)

Attorney's Office (note no. 19), in this context it does not have a provision for the topic on December 31, 2024 (R$297 on December 31, 2023).

Other tax matters

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2024 is R$37 (R$36 in December 31, 2023).

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) non-approved compensation; (vii) other minor issues. The amount accrued for these matters as of December 31, 2024 is R$871 (R$421 as of December 31, 2023). The increase was due to the fact that the Company accounted for the effects of the Transaction with the Federal Union under the terms of Notice No. 27/2024

Sendas indemnization liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of December 31, 2024 in the total amount of R$26, with tax proceedings being R$4, Labor R$7 and civil R$15 (R$42, being R$3 for tax proceedings, R$19 for labor and R$20 for civil proceedings on December 31, 2023).

21.4 Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business, At December 31, 2023, the Company recorded a provision of R$845 (R$804 as of December 31, 2023), Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.5 Civil, regulatory and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections among others) and at different courts. The Company's management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

- The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of December 31, 2023, the amount accrued for these lawsuits is R$28 (R$32 as of December 31. 2023), for which there are no escrow deposits.
- The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Public Ministry. National Health Surveillance Agency (Anvisa). Consumer Protection Agencies (Procon). National Institute of Metrology. Standardization and Industrial Quality (INMETRO). Municipalities and others and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On December 31, 2024 the amount of this provision is R$114 (R$116 on December 31. 2023).

(In millions of Brazilian reais, unless otherwise stated)

- In relation to the provisioned amounts remaining for other civil jurisdiction matters on December 31, 2024, it is R$126 (R$91 on December 31. 2023).

Total civil lawsuits and others as of December 31, 2024 amount to R$268 (R$239 as of December 31. 2023).

21.6 Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$10,809 as Deceber 31, 2024 (R$13,726 in December 31, 2023), and are mainly related to:

- INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$ 289, as December 31, 2024 (R$699 as of December 31. 2023). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered. The reduction occurred due to the fact that the company accounted for the effects of the transaction with the Federal Union under the terms of Notice No. 27/2024.

- IRRF (withholding income tax), II (import tax) and IOF (tax on financial transactions) – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$184 as of December 31, 2024 (R$261 as of December 31. 2023).

- COFINS. PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits. IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$6,692 as of December 31, 2024 (R$5,921 as of December 31. 2023).

- ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$3,165 as of December 31, 2024 (R$6,367 as of December 31, 2023), which await a final decision at the administrative and court levels. The reduction was primarily due to the fact that the Company joined, in installment form, the program regulated by the Attorney General's Office of the State of São Paulo (note 19).

- Municipal service tax - ISS. Municipal Real Estate Tax ("IPTU"), rates, and others – These refer to assessments on withholdings of third parties. IPTU payment divergences, fines for failure to comply with accessory obligations. ISS and sundry taxes, in the amount of R$142 as December 31, 2024 (R$128 as of December 31, 2023), which await decision at the administrative and court levels.

- Other legal claims – refer to (i) real estate actions related to the renewal of lease agreements and the setting of rents according to market values and the payment of amounts related to lease and sublease contracts, (ii) actions in the civil court and special civil court involving service providers, consumers, suppliers, the Public Prosecutor's Office, and other various third parties, and (iii) administrative proceedings initiated by regulatory bodies such as consumer protection agencies (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality – INMETRO, the National Health Surveillance Agency - ANVISA, among others, totaling R$337 as of December 31, 2024 (R$350 as of December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

The Company is responsible for the legal processes of GLOBEX prior to the association with Grupo Casas Bahia. As of December 31, 2024, the amount involved in tax proceedings is R$209 (R$341 as of December 31, 2023).

Due to the partial spin-off of CBD that occurred on December 31, 2020 ("Partial Spin-off"), which culminated in the separation of Sendas' operations, the Company became contractually responsible for certain losses actually incurred (excluding indirect damages) by Sendas Distribuidora as a result of: (i) inaccuracy or violation of the representations and guarantees provided; (ii) non-compliance with assumed obligations; (iii) demands presented by people related to the Company in relation to topics covered by mutual settlement agreed between the parties; (iv) acts, facts or omissions, passive superveniences or active non-subsistences relating to gas stations transferred to the Company, referring to past triggering events; (v) environmental liabilities related to certain properties transferred to Sendas, referring to past triggering events; (vi) acts, facts or omissions, passive superveniences or active non-subsistences related to Success, referring to past triggering events; and (vii) acts, facts or omissions, passive superveniences or active non-subsistences relating to or arising from the Separation of Multivarejo Businesses and/or the Company's businesses, referring to past triggering events.

As of December 31, 2024, the contingencies related to these losses amounted to R$1,363, with R$1,362 related to tax contingencies and R$1 related to civil contingencies (R$1,494, with R$1,398 related to tax contingencies and R$96 related to civil contingencies as of December 31, 2023).

Even though the Partial Split established the absence of joint and several liability, under the terms of art. 233, p.ú. of Law 6,404/76, it is possible that the Company may be directly triggered by contingencies for which Sendas is responsible, and incur losses arising therefrom (without prejudice to any rights of return or compensation against Sendas, when applicable), as well as that Sendas may incur losses arising from contingencies for which the Company is responsible, which give rise to the Company's obligation to compensate them.

In this sense, it should be noted, for example, that, in accordance with article 132 of the National Tax Code, the Company and Sendas are jointly and severally liable to the tax authorities, for tax contingencies arising from acts, facts and events occurring up to the date of split.

The Company's practice is to hire external lawyers to defend tax assessments, whose remuneration is linked to a percentage to be applied to the value of the successful outcome of these proceedings. These percentages may vary according to the qualitative and quantitative factors of each process, and on December 31, 2024 the estimated value, if all processes were completed successfully, is approximately R$188 (R$165 on December 31 2023).

As a result of the Partial Spin-off, the Company and Sendas Distribuidora S.A. undertook to make commercially reasonable efforts, within a period of up to 18 months from December 31, 2020, to release, replace, and/or in any other way remove the counterparty from the guarantor position concerning liabilities or obligations. If the guarantees were not replaced within the deadline, a fee would become due, as net remuneration for the guarantees provided by both parties. In the event that the Company and Sendas Distribuidora S.A. no longer had common control of the Casino Group, the parties committed to releasing, replacing, and/or in any other way removing the guarantees that had not yet been replaced or provided, following the deadlines established in the Separation Agreement.

The Company and Sendas Distribuidora S.A. ceased to be controlled by the Casino Group in the fiscal year of 2023 and are making their best efforts to replace the remaining cross-guarantees.

21.7 Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Tax	**141**	122	**141**	122
Labor	**162**	338	**165**	341
Civil and other	**26**	53	**26**	54
Total	**329**	513	**332**	517

21.8 Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Tax	**7**	509	**11,868**	10,645	**11,875**	11,154
Labor	**-**	-	**1,458**	1,207	**1,458**	1,207
Civil and other	**9**	9	**445**	449	**454**	458
Total	**16**	518	**13,771**	12,301	**13,787**	12,819

Of the amount of R$11,868, the amount of R$4,611 is mainly related to the guarantees of the São Paulo Agreement (Law No. 17843/2023) and federal installment taxes (PERT and Law No. 11,941) described in note 18. These guarantees will be released after full payment of the installment.

The cost of letter of guarantees is approximately 0.60% per year of the amount of the lawsuits and is recorded as expense.

21.9 Grupo Casas Bahia

The Company ceased to exercise corporate control over the Casas Bahia Group ("GCB") in June 2019. At that time, an Operational Agreement was signed, which provided for the substitution of corporate and lease guarantees provided by GPA to third parties regarding GCB's obligations. The corporate guarantees have already been replaced, and the lease guarantees were released in 2020, with no further obligations remaining for GPA on this matter.

GCB still uses the Extra brand for the sale of products marketed by it, due to the Brand License Agreement, which allows GCB to carry out e-commerce activities through the Extra.com domain. With the termination of the Operational Agreement, GPA is also allowed to promote e-commerce for electronics on any platform.

CBD holds a credit against GCB arising from the final judgment of a specific tax lawsuit, the amounts of which were calculated by a specialized company contracted by the parties involved and are currently being discussed with GCB for the appropriate transfer. CBD is also responsible, on the other hand, for any passive liabilities incurred until a certain date, if finalized, in the name of the former Globex. The Company has recorded such passive liabilities to the extent that management considered them likely to result in a loss based on the progress of the lawsuit and/or documentation that supported such a loss. The transfer of that tax credit from GCB to the Company and the indemnification of the passive liabilities by the Company to GCB are the subject of two ongoing arbitration procedures between GCB and the Company. At that time, an Operational Agreement was signed, which provided for the substitution of corporate and lease guarantees provided by GPA to third parties regarding GCB's obligations.

22. Leases

22.1 Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against the Right of Use (notes 14 and 15), both at the present value of the minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental interest rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financiais charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financiais charges are recognized a financial expenses for the period.

Lease use assets are amortized over the lease term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Company and its subsidiaries as lessors

Leases where the Company does not substantially transfer all the risks and rewards of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

(In millions of Brazilian reais, unless otherwise stated)

Leasing contracts totaled R$4,328 as of December 31, 2024 (R$4,300 as of December 31, 2023), according to the following table:

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Financial lease liability – minimum lease payments:				
Up to 1 year	**454**	473	**451**	474
1 - 5 years	**1,799**	1,798	**1,801**	1,800
Over 5 years	**2,074**	2,024	**2,076**	2,026
Present value of finance lease agreements	**4,327**	4,295	**4,328**	4,300
Future financing charges	**3,339**	3,416	**3,342**	3,417
Gross amount of finance lease agreements	**7,666**	7,711	**7,670**	7,717
PIS and COFINS embedded in the present value of the lease agreements	**263**	261	**263**	261
PIS and COFINS embedded in the gross amount of the lease agreements	**466**	469	**466**	469

The interest expense on lease liability is presented in note 28. The incremental interest rate of the Company and its subsidiaries was 13.06%in the period ended December 31, 2024 (12.73% as of December 31, 2023).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 7.31% (6.05% on December 31, 2023). The average term of the contracts considered is 10.01 years (7.3 years on December 31, 2023).

(In millions of Brazilian reais, unless otherwise stated)

22.2 Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2023	**4,295**	**4,300**
Additions	**203**	**203**
Remeasurement	**365**	**367**
Accrued interest	**511**	**511**
Payments	**(878)**	**(880)**
Anticipated lease contract termination	**(135)**	**(135)**
Liabilities held for sale	**(18)**	**(22)**
Others	**(16)**	**(16)**
At December 31, 2024	**4,327**	**4,328**
Current	**454**	**451**
Noncurrent	**3,873**	**3,877**

	Parent Company	Consolidated
At December 31, 2022	4,030	4,037
Additions	472	491
Remeasurement	357	479
Accrued interest	474	554
Payments	(900)	(1,166)
Anticipated lease contract termination	(138)	(142)
Foreign currency translation adjustment	-	179
Éxito Group deconsolidation	-	(132)
At December 31, 2023	**4,295**	**4,300**
Current	473	474
Noncurrent	3,822	3,826

22.3 Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Income and Expenses for the period:		Restated		Restated
Variable (0.1% to 4.5% of sales)	**(5)**	(14)	**(5)**	(15)
Incomes from Sublease (*)	**64**	74	**64**	74

(*) Refers to lease agreements receivable from commercial shopping malls.

23. Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Commitment to future sale of real estate	**27**	35	**27**	35
Services rendering agreement – Partnerships	**28**	35	**28**	35
Revenue from credit card operators and banks	**-**	-	**143**	131
Gift Card	**30**	40	**30**	40
Others	**4**	2	**4**	2
	89	112	**232**	243
Current	**30**	37	**173**	168
Noncurrent	**59**	75	**59**	75

24. Shareholders' equity

a. Capital stock

The subscribed and paid-in share capital, as of December 31, 2024, is represented by 490.198 (270.139 as of December 31, 2023) thousands of registered shares with no par value. As of December 31, 2024, the capital stock is R$2,511 (R$1,807 as of December 31, 2023).

The Company is authorized to increase the capital stock up to the limit of 800.000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

On March 13, 2024, the Company concluded the primary offering of 220,000 shares at a target price of R$3.20, totaling R$704. Due to the increase in the Company's share capital within the scope of the Offer, the Company's new share capital will be R$2,511, divided into 490,198 common shares, all nominative, book-entry and with no par value.

Share rights

Under the terms of the Brazilian Corporation Law, the Bylaws or the resolutions taken by the shareholders at the General Meeting cannot deprive shareholders of the right to: (i) participate in the Company's social profits; (ii) participate, in the event of liquidation of the Company, in the distribution of any remaining assets, in proportion to their participation in the capital stock; (iii) inspect the management, under the terms of the Brazilian Corporate Law; (iv) preference in subscribing for future capital increases, except in certain circumstances provided for in the Brazilian Corporation Law; and (v) withdraw from the Company in the cases provided for in the Brazilian Corporation Law.

Regarding the right to dividends, the Bylaws provide that 25% of the adjusted annual net income should be available for distribution as a mandatory dividend or payment of interest on equity, in any fiscal year.

b. Earnings reserve

(i) *Legal reserve*: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii) *Expansion reserve*: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders' meeting.

c. Stock options

It recognizes the expenses associated to the Company's executives' share-based payments in accordance with CPC 10 (R1)/ (IFRS 2) – Share-based payment.

The Company's employees and administrators (including its subsidiaries) may receive payment based on shares, when employees provide services in exchange for equity instruments ("transactions settled with shares").

The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company and its subsidiaries of the number of equity instruments that will be acquired.

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change that increases the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

In the event of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the Former Stock Option Plan:

(In millions of Brazilian reais, unless otherwise stated)

Compensation Plan

The Compensation Plan is managed by the Board of Directors, assigning to the Human Resources and the Compensation Committee the responsibility to grant the options and the advisory in managing the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price"). The share options granted under this plan may represent a maximum of 2% of the total shares issued by the Company.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

On April 29, 2024, a new incentive plan was approved that establishes general conditions for the granting of shares and/or stock options ("Plan"), the specific terms and conditions of which must be established through Share-Linked Incentive Programs and/or Stock Option Programs ("Programs"), both subject to approval by the Company's Board of Directors. The shares and/or options granted within the collective scope of the Programs that make up the Plan are limited to 3.5% of the shares of the Company's subscribed capital.

With the approval of the Plan by the General Meeting, the Company's Share-Based Compensation Program – Performance Shares – 2024 was ratified, approved at a meeting of the Board of Directors held on March 29, 2024. This Program establishes that each series of shares granted will receive the letter "D" followed by a number. The first grant of shares under the terms of this Program will receive the letter D1 and the subsequent series will receive the letter D and the subsequent number. The number of shares granted by each series to each of its beneficiaries will be recalculated after the period of 36 months from the date of grant, according to a performance multiplier factor based on the TSR (Total Shareholder Return) of the Company's share in comparison to a group of market companies also listed on the stock exchange, affecting all shares granted. In June 2024, 17,157 thousand shares were granted under such Program, under series D1.

Information regarding current plans is summarized below:

				12.31.2024				
				Number of options (in thousands)				
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Outstanding
Serie B9	07/01/2023	07/01/2026	0.01	487	-	-	-	487
Serie B10	05/31/2023	05/31/2026	0.01	4,875	(59)	-	-	4,816
Serie D1 - 1st tranche	06/01/2024	05/31/2027	-	5,719	-	-	-	5,719
Serie D1 - 2nd tranche	06/01/2024	05/31/2028	-	5,719	-	-	-	5,719
Serie D1 - 3rd tranche	06/01/2024	05/31/2029	-	5,719	-	-	-	5,719
				22,519	**(59)**	**-**	**-**	**22,460**

Consolidated information of share-based payment plans – GPA

According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

At December 31, 2024 there were 160 thousands treasury preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$ 2.55 per share.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until 2024:

	12.31.2024	
	Serie B	Serie D
Number of shares	490,198	490,198
Balance of effective stock options granted	5,303	17,157
Maximum percentage of dilution	1.08%	3.50%

The fair value of each option granted is estimated on the grant date, by using the options pricing model "Black & Scholes" taking into account the following assumptions for the series B9: (a) expectation of dividends of 2.59%, (b) expectation of volatility nearly 45.86% and (c) the weighted average interest rate without risk of 9.97%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B10 series: (a) dividend expectation of 2.59%, (b) volatility expectation of nearly 78.97% and (c) the weighted average interest rate of 10.58%.

The fair value of each share granted is R$3.39 estimated on the grant date using the Monte Carlo option pricing model, considering the following assumptions for series D1: (a) expected dividends of 0.00%, (b) expected volatility of approximately 53.97% and (c) weighted average risk-free interest rate of 11.39%.

The expectation of remaining average life of the series outstanding at December 31, 2024 is 2.94 year. The weighted average fair value of options granted at December 31, 2024 was R$0.01.

The movement of the amount of options granted, the weighted average of the exercise price and the weighted average of the term remainder are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term
Total to be exercised at December 31, 2023	5,362	0.01	2.43
Granted during the period	17,157	-	
Exercised during the period	(59)	0.01	
Total to be exercised at December 31, 2024	22,460	0.01	2.94

The amount recorded in the results of Parent Company and Consolidated on December 31, 2024 were R$20 (R$14 on December 31, 2023)

d. Compensation program based on changes in share value (*Phantom Stock Options*)

In a contract signed between the Company and certain eligible administrators on April 16, 2024, the long-term incentive program was approved, which establishes the terms and conditions for the payment of a cash prize, referenced to the value of the Company's share.

According to the terms of the program, the beneficiary will have the right to receive a certain amount of phantom Shares, free of charge, conditioned on compliance with remaining linked as an employee of the Company. Each phantom share is equivalent to one common share issued by the Company, subject to appreciation and price fluctuation over time. 9,114,149 phantom shares were granted, with a total vesting period of three years. With 25% of the portion exercisable after 12 months, 25% after 24 months and the remaining 50% after 36 months. The last installment, corresponding to 50%, is linked to the performance of the share and can vary from 0% to 200%.

As of December 31, 2024, the value of the liability corresponding to this award, including social charges, is recorded in non-current liabilities and represents the amount of R$16.

24.1 Governmental subsidy reserve (tax incentives)

The tax incentives granted by the states have been characterized as investment subsidies, not subject to income tax and social contribution taxation.

The respective amounts of these incentives must be allocated, in shareholders' equity, in a tax incentive reserve account. As provided for in article 30 of Law No. 12,973/14, said reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or to increase capital.

This same legal provision provides that the amounts computed in the tax incentive reserve should not form the basis for calculating the minimum mandatory dividend, and the Company must submit amounts that may be allocated to partners or shareholders for taxation by the IRPJ and CSLL.

On June 29, 2018, was approved in extraordinary shareholders' meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017.

In December 2018 the company allocated an additional R$10 reserve tax incentives to be approved at an Extraordinary General Meeting on April 25, 2019.

In December 2020, the Company allocated another R$9 to the tax incentive reserve, approved at the Extraordinary General Meeting on April 28, 2021.

In December 2021, the Company allocated another R$2,282 to reserve tax incentives to be approved at the Extraordinary General Meeting, accumulated basis of the credit amount recorded in the income tax for the year.

(In millions of Brazilian reais, unless otherwise stated)

In December 2022, the Company allocated another R$613 to reserve tax incentives, of which R$235 referred to tax incentives of previously years 2022 transferred for expansion reserve and R$378 to be constituted as profits are earned in subsequent periods.

On April 29, 2024, was approved in the Extraordinary General Meeting the compensation of the accumulated net loss recorded in the fiscal year ended December 31, 2023, through the use of the following profit reserves: (i) profit reserve: R$1,931; and (ii) expansion reserve: R$511.

On February 18, 2025, in the Company's Board of Directors meeting was approved the compensation of the net loss for the year through the use of the following profit reserves: (i) expansion reserve: R$114; and (ii) subvention reserve R$2,293.

On December 31 2024, the balance of the subvention reserve is R$290, to be reconstituted as profits are determined in subsequent periods.

24.2 Dividends and Interest on Equity

The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders.

The Company's Bylaws establish the minimum payment of 25% of the net income for the year, which may be higher as determined by the Board.

The Company may pay or credit interest as remuneration on equity calculated on equity accounts, subject to the rates and limits defined by law.

In 2024 and 2023 there was no basis for the destination of mandatory minimum dividends.

(In millions of Brazilian reais, unless otherwise stated)

25. Revenue from the sale of goods and / or services

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized.

Sale of goods

Revenue from sale of goods are recognized at their fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable, which occurs substantially delivery of the products to the customers in the stores, moment when the Company's performance obligation is satisfied. No revenue is recognized if their realization is uncertain.

Service revenue

Since the Company and its subsidiaries' are holders of policies on extended sale, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Gross sales:		Restated		Restated
Goods	**19,819**	19,058	**19,819**	19,058
Services rendered	**159**	153	**297**	253
Sales returns and cancellations	**(68)**	(152)	**(68)**	(152)
	19,910	19,059	**20,048**	19,159
Taxes on sales	**(1,247)**	(1,358)	**(1,258)**	(1,366)
Net operating revenues	**18,663**	17,701	**18,790**	17,793

(In millions of Brazilian reais, unless otherwise stated)

26. Expenses by nature

Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Bonuses received from suppliers are measured based on contracts and agreements between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries and includes, warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss through campaign period.

General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

	Parent Company		Consolidated	
	12.31.2024	12.31.2023 Restated	12.31.2024	12.31.2023 Restated
Cost of inventories	**(12,379)**	(12,000)	**(12,394)**	(12,008)
Personnel expenses	**(2,767)**	(2,495)	**(2,819)**	(2,521)
Outsourced services	**(403)**	(288)	**(421)**	(294)
Overhead expenses	**(789)**	(782)	**(790)**	(785)
Commercial expenses	**(589)**	(642)	**(590)**	(640)
Other expenses	**(285)**	(419)	**(292)**	(433)
	(17,212)	(16,626)	**(17,306)**	(16,681)
Cost of sales	**(13,584)**	(13,084)	**(13,618)**	(13,096)
Selling expenses	**(3,037)**	(3,021)	**(3,040)**	(3,011)
General and administrative expenses	**(591)**	(521)	**(648)**	(574)
	(17,212)	(16,626)	**(17,306)**	(16,681)

(In millions of Brazilian reais, unless otherwise stated)

27. Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Tax installments and other tax risks (*)	**(468)**	(25)	**(468)**	(25)
Restructuring expenses	**(251)**	(374)	**(252)**	(374)
Result with fixed assets(**)	**(220)**	188	**(218)**	186
Others	**-**	-	**(1)**	-
Total	**(939)**	(211)	**(939)**	(213)

(*) According to the note 19.1, the Company adhered, in installments, to the Transaction program regulated by the São Paulo State Attorney's Office, through article 43 of Law no. 17,843/2023. The Company recorded an expense in the amount of R$(66) related to this topic. According to the note 21.3, the Company recorded the effects of the Transaction with the Federal Government under the terms of Notice No. 27/2024 relating to INSS social security contributions. The amount recorded was an expense of R$(192).

(**) The result with fixed assets in 2023 is mainly composed of two transactions. In June 2023, the Company entered into a Sale and Leaseback transaction by signing a Private Instrument of Commitment for the Purchase and Sale of Properties for subsequent leasing, with the purpose of selling 11 GPA-owned supermarket stores to a private fund with a value total of R$330. The gain in this operation was R$85. In September 2023, the Company definitively leased the property it owns located in Barra da Tijuca, in the city of Rio de Janeiro, where an Extra hypermarket previously operated. This transaction was concluded for the amount of R$247, note 1.4. The gain on the operation was R$66. In 2024, the amount of R$(137) was recorded relating to the loss of the recoverable value of assets (note 14.1 and note 15).

(In millions of Brazilian reais, unless otherwise stated)

28. Financial income (expenses), net

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

Interest income is recorded for all financial assets measured at amortized cost, using the effective interest rate, which corresponds to the discount rate for future payments or cash receipts over the expected useful life of the financial instrument - or shorter period, as the case may be - at the net book value of the financial asset or liability.

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financiais charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
		Restated		Restated
Finance expenses:				
Cost of debt	**(568)**	(835)	**(583)**	(851)
Cost of the discounting of receivables	**(73)**	(73)	**(73)**	(74)
Monetary restatement loss	**(243)**	(187)	**(244)**	(188)
Interest on lease liabilities	**(487)**	(452)	**(488)**	(452)
Other finance expenses	**(90)**	(73)	**(91)**	(74)
Total financial expenses	**(1,461)**	(1,620)	**(1,479)**	(1,639)
Financial income:				
Income from short term instruments	**145**	327	**209**	400
Monetary restatement gain	**25**	226	**28**	229
Other financial income	**-**	1	**1**	4
Total financial income	**170**	554	**238**	633
Total	**(1,291)**	(1,066)	**(1,241)**	(1,006)

The hedge effects are recorded as cost of debt and disclosed in note 18.

29. Earnings (loss) per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

- Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.
- Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries' shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12.31.2024	12.31.2023
		Restated
Basic numerator		
Net (loss) allocated to common shareholders – continued operations	(1,669)	71
Net income (loss) allocated to common shareholders - discontinued operations	(738)	(2,342)
Net income (loss) allocated to common shareholders	(2,407)	(2,271)
Basic denominator (millions of shares)		
Weighted average of shares	446	270
Basic (loss) per shares (R$) – continued operations	(3.74106)	0.26299
Basic (loss) per shares (R$) - discontinued operations	(1.65422)	(8.67474)
Basic (loss) per shares (R$) – total	(5.39528)	(8.41175)
Diluted numerator		
Net (loss) allocated to common shareholders – continued operations	(1,669)	71
Net income (loss) allocated to common shareholders - discontinued operations	(738)	(2,342)
Net income (loss) allocated to common shareholders	(2,407)	(2,271)
Diluted denominator		
Weighted average of shares (in millions)	446	270
Stock option	17	5
Diluted weighted average of shares (millions)	463	275
Diluted earnings (loss) per shares (R$) – continued operations	(3.74106)	0.25784
Diluted earnings (loss) per shares (R$) – discontinued operations	(1.65422)	(8.67474)
Diluted earnings (loss) per shares (R$) – total	(5.39528)	(8.41690)

(In millions of Brazilian reais, unless otherwise stated)

30. Segment information

The Management considers that it has only one segment called "Retail," which includes the brands "Pão de Açúcar," "Mercado Extra," "Minimercado Extra," "Minuto Pão de Açúcar," "Posto Extra," and "Posto Pão de Açúcar." The results of the "Posto Extra" and "Posto Pão de Açúcar" brands are being presented as discontinued operations, due to ongoing negotiations aimed at the sale of gas stations (note 1.6).

As described in note 1.2, the Éxito Group, previously presented as a separate segment, is being presented as a discontinued operation and is considered a segment until completion of the distribution of the shares held by the Company to its direct shareholders, which occurred on October 30, 2023.

The 'other businesses' include the operation of Stix and the equity result from Cdiscount. On November 25, 2023, the Management concluded the negotiations for the sale of its indirect equity interest in Cnova (note 1.3).

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the discontinuity of Grupo Éxito operations and the tax on income earned abroad paid in Brazil are considered in the Grupo Éxito segment.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 14 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business' strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment's operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment's operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company's segments as of December 31, 2024 is included in the table below:

(In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Discontinued Operations Éxito		Others businesses		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
		Restated						Restated
Net operating revenue	**18,683**	17,724	-	-	**107**	69	**18,790**	17,793
Gross profit	**5,087**	4,627	-	-	**85**	70	**5,172**	4,697
Depreciation and amortization	**(1,029)**	(995)	-	-	**(16)**	(12)	**(1,045)**	(1,007)
Share of profit of subsidiaries and associates	**64**	51	-	-	**-**	717	**64**	768
Operating income	**(442)**	(56)	-	-	**6**	716	**(436)**	660
Net financial expenses	**(1,254)**	(1,016)	-	-	**13**	10	**(1,241)**	(1,006)
Profit(loss) before income tax and social contribution	**(1,696)**	(1,072)	-	-	**19**	726	**(1,677)**	(346)
Income tax and social contribution	**19**	422	-	-	**(7)**	(4)	**12**	418
Net income (loss) for continued operations	**(1,677)**	(650)	-	-	**12**	722	**(1,665)**	72
Net income (loss) for discontinued operations	**(738)**	(651)	-	(1,555)	**-**	-	**(738)**	(2,206)
Net income (loss) of period end	**(2,415)**	(1,301)	-	(1,555)	**12**	722	**(2,403)**	(2,134)
	2024	**2023**	**2024**	**2023**	**2024**	**2023**	**2024**	**2023**
Current assets	**5,924**	7,359	-	-	**192**	164	**6,116**	7,523
Noncurrent assets	**13,507**	14,448	-	-	**80**	79	**13,587**	14,527
Current liabilities	**6,128**	6,015	-	-	**228**	210	**6,356**	6,225
Noncurrent liabilities	**10,412**	11,102	-	-	**-**	1	**10,412**	11,103
Shareholders' equity	**2,891**	4,690	-	-	**44**	32	**2,935**	4,722

(In millions of Brazilian reais, unless otherwise stated)

31. Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

- Purchase of fixed assets not paid yet as note 14.4;
- Purchase of intangible assets not paid yet as per note 15.3;
- New leasing contracts as note 22.2.
- Transaction Program regulated by the São Paulo State Attorney's Office: in note 19.1

32. Assets held for sale or distribution

Noncurrent assets and group of assets are classified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition or for distribution to shareholders, exposed only the terms that are usual to sales or distribution of these assets and being highly probable. Management has to be committed to finish the sale or distribution, the estimated time frame for the sale or distribution to be completed must be within one year.

When the Company is committed to a sale or distribution to shareholders plan involving the loose of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale or distribution. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a unique caption into statements of operations.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and market value less cost to sell.

The company has ongoing negotiations aimed at selling gas stations located in different regions of Brazil through several transactions with different potential buyers (note 1.6).

	Parent Company		Consolidated	
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Gas Stations	114	-	122	-
Assets held for sale or distribution	114	-	122	-
Gas Stations	106	-	117	-
Liabilities held for sale or distribution	106	-	117	-

(In millions of Brazilian reais, unless otherwise stated)

33. Discontinued operations

(a) Descontinued operation Gas Stations:

The company presents the operation of stations as a discontinued activity. Below is the income statement:

Income Statement

	12.31.2024	12.31.2023
Net sales revenue	**1,506**	1,457
Gross profit	**128**	120
Profit before income tax and social contribution	**22**	14
Profit for the period	**22**	14

(b) Descontinued operation Extra Hiper, ex-subsidiaries and Gas Stations:

On December 31, 2021, the Company started the process of demobilizing and discontinuing operations under the Extra Hiper banner, and the net result is presented as a discontinued operation. GPA is also responsible for tax and labor contingencies of its former subsidiary Globex. GPA has ongoing negotiations aimed at selling gas stations. The net tax effects of these discontinued operations totaled an expense of R$738 on December 31, 2024, mainly related to adherence in installments to the Transaction program regulated by the São Paulo State Attorney's Office in the amount of R$192 (see note 19 .1) and tax contingencies and labor compensation (expense of R$665 on december 31, 2023).

(c) Reconciliation of net profit (loss) from discontinued operations:

Reconciliation of Net Income from discontinued operations

	12.31.2024	12.31.2023
Grupo Éxito(*)	**-**	(1,555)
Extra Hiper and ex-subsidiaries	**(760)**	(665)
Gas Stations	**22**	14
Net income from discontinued operations	**(738)**	(2,206)

(*) The amount is composed of the recycling of comprehensive income, mainly consisting of the accumulated conversion adjustment of the balance in Colombian pesos from the acquisition date until the loss of control, amounting to R$(1,360), other items of comprehensive income amounting to R$23, remeasurement of the remaining portion, net of the write-off of the investment, in the amount of R$(746), and the net income for the period ending July 31, 2023, amounting to R$528.

(In millions of Brazilian reais, unless otherwise stated)

34. Insurance coverage

The insurance coverage as of December 31, 2024 is summarized as follows:

		Amount insured	
Insured assets	**Covered risks**	**Parent Company**	**Consolidated**
Property and equipment and inventories	Assigning profit	11,230	11,232
Profit	Loss of profits	5,417	5,417
Cars and Others (*)	Damages	333	333

The Company maintains specific policies covering general civil liability risks in the amount of R$228, administrators' civil liability in the amount of R$134 and risk of damage protection and Cyber liability in the amount of R$60. Totaling the value of coverage R$422.

(*) The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.